   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 26, 2001
                                                   Registration No. 333-65364
================================================================================
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------
                                Amendment No. 1
                                       to
                                    FORM S-2
                             REGISTRATION STATEMENT
                                      UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                        CENEX HARVEST STATES COOPERATIVES
             (Exact name of Registrant as specified in its charter)

         MINNESOTA                                             41-0251095
(State or other jurisdiction of                              (I.R.S. Employer
incorporation or organization)                            Identification Number)

                                5500 CENEX DRIVE
                      INVER GROVE HEIGHTS, MINNESOTA 55077
                                 (651) 451-5151
          (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                                 DAVID KASTELIC
                    SENIOR VICE PRESIDENT AND GENERAL COUNSEL
                        CENEX HARVEST STATES COOPERATIVES
                                5500 CENEX DRIVE
                      INVER GROVE HEIGHTS, MINNESOTA 55077
                                 (651) 451-5151
            (Name, address, including zip code, and telephone number,
                   including area code, of agent for service)
                            ------------------------
                                   COPIES TO:

                                William B. Payne
                              Dorsey & Whitney LLP
                             220 South Sixth Street
                          Minneapolis, Minnesota 55402
                                 (612) 340-2722

                            ------------------------
        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
   As soon as practicable after this Registration Statement becomes effective.

                            ------------------------
If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of
1933, check the following box. [X]

If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item
(11)(a)(1) of this Form, check the following box. [ ]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]

THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES
AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE
A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT
SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE
SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME
EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a),
MAY DETERMINE.
================================================================================

THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY
NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE
SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER
TO SELL THESE SECURITIES, AND IT IS NOT SOLICITING AN OFFER TO BUY THESE
SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

                                   PROSPECTUS

                    [LOGO CENEX HARVEST STATES COOPERATIVES]

                  Up to 50,000,000 Shares of 8% Preferred Stock

                        CENEX HARVEST STATES COOPERATIVES

                                 $1.00 per share
                  (a minimum investment of $1,000 is required)

     We are offering 50,000,000 shares of preferred stock designated as 8%
Preferred Stock. Your purchase of the preferred stock requires a minimum investment of $1,000. Holders of the preferred stock will be entitled to receive cash dividends at an annual rate of 8% per share. If you hold 10,000 shares or more of preferred stock, dividends will be payable monthly, when declared;
otherwise you will receive quarterly dividends when declared. Dividends payable on the preferred stock are cumulative. The preferred stock is being issued in book-entry form only.

     Investing in our preferred stock involves certain risks. See "Risk Factors"
beginning on page 5.

     NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES
COMMISSION HAS APPROVED OR DISAPPROVED OF THESE SECURITIES OR DETERMINED IF THIS
PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A
CRIMINAL OFFENSE.

                                                  Per Share         Total
                                                -------------   -------------
          Public Offering Price                 $    1.00       $ 50,000,000
          Sales Commission*                     $     .03       $  1,500,000
          Proceeds to CHS (before expenses)     $     .97       $ 48,500,000

     *You will not incur a direct sales charge. All commissions will be paid by
CHS. See "Plan of Distribution."

     Sumner Harrington Ltd. will act as our agent in selling the preferred stock. It is not required to sell any specific number or dollar amount of preferred stock but will use its best efforts to sell the preferred stock offered.

                             SUMNER HARRINGTON LTD.

                 The date of this prospectus is November 1, 2001

                                TABLE OF CONTENTS

                                                                            Page
                                                                            ----

Management's Discussion and Analysis of Financial Condition and Results

     You should rely only on the information contained in or incorporated by reference in this prospectus. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information provided by this prospectus is accurate as of any date other than the date on the front of this prospectus.

     References in this prospectus, and the documents incorporated by reference in this prospectus, to "CHS," "CHS Cooperatives," the "Company," "we," "our" and
"us" refer to Cenex Harvest States Cooperatives, a Minnesota cooperative, and its subsidiaries. We maintain a web site at http://www.CHSco-ops.com.
Information contained in our website does not constitute part of this prospectus.

                SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

     This prospectus contains statements that constitute forward-looking statements within the meaning of section 27A of the Securities Act of 1933 and section 21E of the Securities Exchange Act of 1934. In some cases, you can identify forward-looking statements by terms such as "may," "will," "should,"
"expect," "plan," "intend," "forecast," "anticipate," "believe," "estimate,"
"predict," "potential," "continue" or the negative of these terms or other comparable terminology. These forward-looking statements involve a number of risks and uncertainties that could cause our actual results to differ materially from the forward-looking statements. These factors include those listed under
"Risk Factors" and elsewhere in this prospectus.

     We do not guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements.

--------------------------------------------------------------------------------

                               PROSPECTUS SUMMARY

     THIS SUMMARY HIGHLIGHTS INFORMATION WE PRESENT IN GREATER DETAIL ELSEWHERE
IN THIS PROSPECTUS. THIS PROSPECTUS CONTAINS FORWARD-LOOKING STATEMENTS THAT
INVOLVE RISKS AND UNCERTAINTIES THAT COULD CAUSE OUR ACTUAL RESULTS TO DIFFER
MATERIALLY FROM THE FORWARD-LOOKING STATEMENTS. THESE FACTORS INCLUDE THOSE
LISTED UNDER "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

                                CHS COOPERATIVES

     CHS Cooperatives is a producer-to-consumer cooperative system owned by farmers, ranchers and their local co-ops from the Great Lakes to the Pacific
Northwest and from the Canadian border to Texas. We are a fully integrated agricultural foods cooperative providing a wide variety of products and services ranging from grain marketing to food processing to meet the needs of customers around the world. We also operate petroleum refineries/pipelines and, through a broad range of working partnerships, market and distribute energy products, agronomic inputs and feed to rural America. CHS, based in Inver Grove Heights,
Minnesota, was created on June 1, 1998, through the merger of Cenex, Inc. and
Harvest States Cooperatives, both of which had organizational histories dating back to the early 1930s.

     ENERGY

     We operate a 55,000-barrel per day refinery in Laurel, Montana, and hold a
74.5% interest in a 75,500-barrel per day refinery in McPherson, Kansas. We purchase crude oil from domestic and foreign sources. We own 1,200 miles of crude and refined products pipelines. Through a joint sales, marketing and distribution venture with Farmland Industries, we sell refined petroleum products, including gasoline, diesel fuels, propane and lubricants, under the
Cenex brand. Our energy businesses also include supplying more than 800 Cenex
Ampride branded convenience stores, the vast majority owned by local cooperatives.

     AGRONOMY

     Through our 25% ownership in Agriliance, LLC, we are a part of North
America's leading supplier of agronomic inputs for production agriculture.
Agriliance markets and distributes crop nutrients, crop protection products and other agronomy inputs and technical services. We also have a 19% ownership in CF
Industries, Inc., an interregional cooperative that manufactures crop nutrients.

     COUNTRY OPERATIONS

     We provide local cooperatives and farmers with the following products and services:

          *    farm supplies, such as plant food, feed, seed, energy products and crop protection products;

          *    grain marketing and other related services in production
               agriculture;

          *    feed products, ingredients, supplements and animal health
               products;

          *    livestock production services and custom rations;

          *    a full service commodity futures and options brokerage;

          *    insurance (primarily to local cooperatives), including group benefits, property and casualty, and bonding programs;

          *    seasonal cattle feeding and swine financing loans, facility financing loans and crop production loans;

          *    rural cooperative financing; and

          *    consulting services.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

     GRAIN MARKETING

     We are the nation's largest cooperative marketer of grain, moving more than one billion bushels of wheat, corn, soybeans and other grains into the market each year, approximately half to international use. We are a major exporter of grain, which includes exports through our joint ventures. Grain primarily originates with producer-members through their rural cooperatives and company owned elevators and is transported to market via rail, truck and barge. We own and operate approximately 200 grain elevators. In addition, we own and operate directly, and through joint ventures, export facilities on the Great Lakes, the
Mississippi, Missouri and Columbia river systems and the Gulf of Mexico. Grain is marketed through seven offices.

     PROCESSED GRAINS AND FOODS

     At our integrated crushing and refining facility in Mankato, Minnesota, processing and refining operations annually convert nearly 40 million bushels of soybeans into soybean meal, soyflour and crude soybean oil. The crude soybean oil, with additional purchased crude oil, is refined. We sell refined soybean oil to the consumer foods market for use in products such as margarine, salad dressings and cooking oil. Soybean meal is sold to the livestock feed industry.
Soyflour is used in the baking industry, as milk replacers in animal feed and in industrial applications.

     We are the nation's largest miller of durum wheat, producing semolina and durum flour for pasta makers. We are one of the nation's largest millers of hard spring and winter wheat for the baking industry. We operate five flour mills located throughout the United States and are a joint venture partner in an organic flour mill in Denver, Colorado.

     We process consumer food products through our interest in Ventura Foods,
LLC, a joint venture with Wilsey Foods, Inc. Ventura Foods manufactures, packages and distributes food products, including salad dressings, mayonnaise, margarine, salad oils, syrups, soup bases and sauces. We process and package a complementary line of tortillas, chips, tamales and prepared Mexican entrees through three facilities in Ft. Worth, Texas, and one each in New Brighton,
Minnesota, and Phoenix, Arizona.

                                  THE OFFERING

Securities being offered   8% Preferred Stock

Dividends                  You will be entitled to receive cash dividends at a
                           rate of 8% per annum per share when, as and if
                           declared by our board of directors. The dividends are
                           cumulative. In no event may the dividends exceed $.08
                           per annum per share. If you hold 10,000 shares or
                           more of preferred stock, dividends will be payable
                           monthly, when declared; otherwise, you will receive
                           quarterly dividends, when declared.

Liquidation Rights         As a holder of the preferred stock, in the event of
                           liquidation, you will be entitled to receive $1.00
                           per share plus any accrued and unpaid dividends,
                           subject, however, to any senior or PARI PASSU
                           securities or debt then outstanding.

Redemption                 We may redeem all or any portion of the preferred
                           stock upon 30 days' written notice at a price of
                           $1.00 per share, plus any accrued but unpaid
                           dividends.

No Sinking Fund            Shares of the preferred stock are not exchangeable or
                           convertible into other capital stock or other
                           securities or property. The preferred stock is not
                           subject to the operation of a purchase, retirement or
                           sinking fund.

Voting                     The holders of preferred stock will have no voting
                           rights, except as required by law. Holders of the
                           preferred stock will only be allowed to vote as a
                           class upon any action that would amend, alter or
                           repeal our articles of incorporation if the
                           amendment, alteration or repeal adversely affects the
                           rights or preferences of the preferred stock.

--------------------------------------------------------------------------------

--------------------------------------------------------------------------------

                                  RISK FACTORS

     Investing in our preferred stock involves certain risks. See "Risk Factors"
beginning on page 5.

                       SUMMARY CONSOLIDATED FINANCIAL DATA

     The selected financial information below has been derived from the
Company's consolidated financial statements for the periods indicated. The selected consolidated financial information subsequent to May 31, 1997 should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this prospectus.

                                                                                   THREE
                                 NINE MONTHS ENDED            YEARS ENDED          MONTHS                 YEARS ENDED
                                      MAY 31,                  AUGUST 31,          ENDED                     MAY 31,
                             ------------------------  ------------------------  AUGUST 31,   -------------------------------------
                                 2001         2000         2000         1999       1998(1)       1998         1997         1996
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                             (UNAUDITED)  (UNAUDITED)
                                                           (DOLLARS IN THOUSANDS, EXCEPT FOR RATIOS)
Income Statement Data:
Revenues:
  Net sales ................$ 5,903,801  $ 6,227,645  $ 8,435,805  $ 6,328,618  $ 1,518,253  $ 8,345,175  $ 9,658,052  $10,361,315
  Patronage dividends ......      5,621        5,019        5,494        5,876        5,111       70,387       71,070       47,170
  Other revenues ...........     94,519       83,360      103,199       85,128       18,290       89,785       77,440       73,361
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                              6,003,941    6,316,024    8,544,498    6,419,622    1,541,654    8,505,347    9,806,562   10,481,846
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Costs and expenses:
  Cost of goods sold .......  5,691,878    6,112,181    8,240,415    6,144,519    1,463,120    8,149,251    9,475,367   10,183,141
  Marketing, general and
   administrative ..........    135,199      118,857      159,028      152,031       34,998      126,061      126,297      130,274
  Interest .................     49,283       43,008       57,566       42,438       12,311       34,620       33,368       46,450
  Equity (income) loss
   from investments ........    (13,519)     (21,238)     (28,325)     (22,363)       9,142       (8,381)      (7,635)      (6,216)
  Minority interests .......     25,517        4,487       24,546       10,017        3,252        6,880        7,984         (147)
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                              5,888,358    6,257,295    8,453,230    6,326,642    1,522,823    8,308,431    9,635,381   10,353,502
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income before income
 taxes .....................    115,583       58,729       91,268       92,980       18,831      196,916      171,181      128,344
Income taxes ...............    (34,701)       2,576        3,880        6,980        2,895       19,615       19,280       13,139
                            -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income .................$   150,284  $    56,153  $    87,388  $    86,000  $    15,936  $   177,301  $   151,901  $   115,205
                            ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

Balance Sheet Data (at end
  of period):
Working capital ............$   306,572  $   213,317  $   214,223  $   219,045  $   284,452  $   235,721  $   219,395  $   220,581
Net property, plant and
 equipment .................  1,028,481    1,025,730    1,034,768      968,333      915,770      868,073      798,757      713,643
Total assets ...............  3,028,236    3,367,586    3,172,680    2,787,664    2,469,103    2,436,515    2,422,564    2,484,006
Long-term debt, including
 current maturities ........    572,058      510,961      510,500      482,666      456,840      378,408      335,737      315,985
Total equities .............  1,262,743    1,148,770    1,164,426    1,117,636    1,065,877    1,029,973      944,798      849,702

Ratio of earnings to fixed
  charges and preferred
  dividends (2) ............        3.4x         2.1x         2.7x         2.6x         3.0x         5.3x         4.7x         3.0x

(1)  Reflects the Company's change in fiscal year end from May 31 to August 31.

(2)  For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of earnings before income taxes on consolidated operations, distributed income from equity investees and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest.

--------------------------------------------------------------------------------

                                  RISK FACTORS

     BEFORE INVESTING IN OUR PREFERRED STOCK, YOU SHOULD BE AWARE THAT THERE ARE
VARIOUS RISKS, INCLUDING THOSE DESCRIBED BELOW. YOUR INVESTMENT IN OUR PREFERRED
STOCK WILL BE SUBJECT TO THE RISKS INHERENT IN OUR BUSINESS. THE VALUE OF YOUR
INVESTMENT MAY DECLINE AND YOU COULD LOSE YOUR ENTIRE INVESTMENT. YOU SHOULD
CAREFULLY CONSIDER THE FOLLOWING FACTORS AS WELL AS THE OTHER INFORMATION
CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS BEFORE DECIDING TO
BUY OUR PREFERRED STOCK.

                      RISKS RELATED TO THE PREFERRED STOCK

     THERE IS NO ESTABLISHED MARKET FOR THE PREFERRED STOCK AND YOU COULD HAVE
DIFFICULTY SELLING YOUR SHARES. We do not intend to list the preferred stock on any securities exchange or the Nasdaq National Market, and a market for the preferred stock might not develop. The Company will have no obligation to repurchase your shares.

     IF A MARKET FOR THE PREFERRED STOCK DEVELOPS, THE PRICE FOR THE SHARES
COULD BE HIGHER OR LOWER THAN THE INITIAL OFFERING PRICE. The price of the preferred stock will fluctuate, depending on a number of factors, including prevailing interest rates, the Company's operating results and the market for similar securities.

     WE CAN ISSUE MORE SECURITIES THAT HAVE LIQUIDATION RIGHTS SUPERIOR OR EQUAL
TO THE PREFERRED STOCK. Our restated articles of incorporation permit us to issue additional debt, preferred stock or other equity securities that are senior or PARI PASSU in right of payment to the preferred stock. In the event of liquidation, holders of the senior securities may have preference over the preferred stock.

     YOUR LIQUIDATION RIGHTS WILL BE JUNIOR TO OUR OUTSTANDING DEBT AND ANY
SENIOR SECURITIES WE MAY ISSUE IN THE FUTURE. If we liquidate, we must pay all of our outstanding debt before we can make any distributions to you. Further, if we issue additional preferred stock or other equity securities that are senior to your preferred stock, we may be required to pay the liquidation rights associated with those securities, in which case, you may not receive the amounts owed to you on the preferred stock.

     EXTRAORDINARY CORPORATE EVENTS COULD ELIMINATE YOUR LIQUIDATION RIGHTS.
Your preferences in the event of liquidation could be adversely affected if we undergo an asset sale, a capital restructuring, a merger, a reorganization or a bankruptcy. If one of these events occurs, your rights may be compromised by a negotiation between all interested parties or by a court determination and you may not receive the amounts owed to you.

     LACK OF VOTING CONTROL OF THE COMPANY. As owners of the preferred stock, you will have limited voting rights. You will only be allowed to vote upon any action that would amend, alter or repeal our articles of incorporation if the amendment, alteration or repeal adversely affects the rights or preferences of the preferred stock.

     WE CAN REDEEM THE PREFERRED STOCK AT OUR DISCRETION. We have the option of redeeming your shares at any time for $1.00 per share plus any declared and unpaid dividends.

     THE BOARD OF DIRECTORS CAN DECIDE TO NOT PAY DIVIDENDS. Although the
preferred stock dividends are cumulative, our board of directors can decide to not pay dividends. Dividends on the preferred stock will be paid only if and when they are declared by our board of directors.

     OUR ABILITY TO PAY DIVIDENDS DEPENDS ON THE AVAILABILITY OF CASH. Payments
on the preferred stock are not guaranteed by any person and are subject to various risks related to our operations discussed below.

                         RISKS RELATED TO OUR OPERATIONS

     THE COMPANY MAY BE ADVERSELY AFFECTED BY SUPPLY AND DEMAND RELATIONSHIPS,
BOTH DOMESTIC AND INTERNATIONAL. Supply is affected by weather conditions, disease, insect damage, acreage planted, government regulation and policies and commodity price levels. The business is also affected by transportation conditions, including rail, vessel, barge and truck. Demand may be affected by foreign governments and their programs, relationships of foreign countries with the United States, the affluence of foreign countries, acts of war, currency exchange fluctuations and substitution of commodities. Demand may also be affected by changes in eating habits, by population growth and increased or decreased per capita consumption of some products.

     IMPROVED TECHNOLOGICAL ADVANCES IN AGRICULTURE COULD DECREASE THE DEMAND
FOR CROP INPUT PRODUCTS AND SERVICES. Genetically engineered seeds that resist disease and insects or meet certain nutritional requirements could affect the demand for crop nutrient and crop protection products, as well as the demand for fuel to operate application equipment and vehicles.

     THE FREEDOM TO FARM ACT OF 1996 MAY NEGATIVELY AFFECT CROP PRODUCTION. The
Farm Act more narrowly defines what will qualify as environmentally sensitive acreage for purposes of the conservation reduction program, with the result that extensive land has been put back into agricultural production. The Farm Act also removed restrictions on the type of crops planted (other than fruit and vegetables), allowing farmers to plant crops having favorable prices and thereby increasing the production of those crops. Increased production may lower prices of certain crops but increase the volumes available for export. However, the
Farm Act also reduced Export Enhancement Program subsidies, which may adversely affect the ability of U.S. exports to compete with those of other countries.
Reduced demand for U.S. agricultural products may also adversely affect the demand for fertilizer, chemicals and petroleum products sold by the Company and used to produce crops.

     THE 2002 FARM BILL CURRENTLY PENDING IN CONGRESS MAY NEGATIVELY AFFECT CROP
PRODUCTION. Production agriculture has been extremely dependent on emergency and program payments the last two to three years due to low prices for their crops, currency fluctuations and global trade issues. Congress is in the process of debating and enacting new legislation for the 2002 Farm Bill that may affect government payments to farmers. Some factors that may affect the government payments to farmers include the use of conservation practices, risk management and counter-cyclical programs.

     THE COMPANY IS SUBJECT TO PRICE RISKS. The Company has risks of carrying grain and petroleum, such as price changes and performance risks (including delivery, quality, quantity and shipment period), depending upon the type of purchase contract entered into. The Company is exposed to risks of loss in the market value of positions held, consisting of grain and petroleum inventories and purchase contracts at fixed or partially fixed prices, in the event market prices decrease. The Company is also exposed to risk of loss on its fixed price or partially fixed price sales contracts in the event market prices increase.

     To reduce the price change risks associated with holding fixed price positions, the Company generally takes opposite and offsetting positions by entering into commodity futures contracts (either a straight futures contract or an options futures contract) on regulated commodity futures exchanges. While hedging activities reduce the risk of loss from changing market values, such activities also limit the gain potential which otherwise could result from changes in market prices. Hedging arrangements do not protect against nonperformance of a contract. The Company's policy is to generally maintain hedged positions in grain and petroleum, which are hedgeable, but the Company can be long or short at any time. The Company's profitability is primarily derived from margins on products merchandised and processed, not from hedging transactions.

     At any one time, the Company's inventory and purchase contracts for delivery to the Company may be substantial.

     A CHANGE IN THE TAXATION OF COOPERATIVES COULD RESULT IN HIGHER TAXES FOR
THE COMPANY. Although under Subchapter T of the Internal Revenue Code patronage refunds are excluded in determining taxable income of a cooperative and patronage refunds are taxable to the recipient, current income tax laws, regulations and interpretations pertaining to the receipt of patronage refunds could be changed.

     WE COULD BE REQUIRED TO PAY ADDITIONAL AMOUNTS ON OUR DEBT IF THERE IS AN
INCREASE IN INTEREST RATES. The Company manages interest expense using a mix of fixed and floating rate debt. These debt instruments are carried at amounts approximating estimated fair value. Short-term debt used to finance inventories and receivables is represented by notes payable within 30 days or less so that the blended interest rate to the Company for all such notes approximates current market rates. Long-term debt used to finance non-current assets carries various fixed interest rates and is payable at various dates so as to minimize the effect of market interest rate changes.

     FOREIGN CURRENCY FLUCTUATIONS MAY DECREASE DEMAND FOR OUR PRODUCTS AND
SERVICES FROM OUR FOREIGN CUSTOMERS. The Company conducts essentially all of its business in U.S. dollars and has no risk regarding foreign currency fluctuations. Foreign currency fluctuations do, however, affect the ability of foreign buyers to purchase U.S. agricultural products and the competitiveness of
U.S. agricultural products compared to the same products offered by alternative sources of world supply.

     WE ARE SUBJECT TO A VARIETY OF ENVIRONMENTAL LAWS WHICH EXPOSE US TO
FINANCIAL LIABILITY. The Company is subject to federal, state and local provisions regulating the use, storage, discharge and disposal of hazardous materials into the environment. Although our current operations have not been significantly affected by compliance with environmental laws or regulations, government entities are becoming increasingly sensitive to environmental issues, and we cannot predict what impact future laws or regulations may have on potential environmental liabilities to the Company.

     COMPETITION MAY ADVERSELY AFFECT OUR PROFITABILITY. Some of our competitors are larger, better known and have substantially greater marketing, financial, personnel and other resources, including established reputations and working relationships than the Company.

     THE COMPANY COULD BE ADVERSELY AFFECTED IF CONSUMERS LOSE CONFIDENCE IN THE
SAFETY AND QUALITY OF CERTAIN FOOD PRODUCTS. Adverse publicity about these types of concerns, such as the recent publicity about genetically modified organisms and "mad cow disease" in Europe may discourage consumers from buying certain products.

     If the Company's food products become adulterated or misbranded, the
Company would need to recall those items and might experience product liability claims if consumers are injured as a result. A widespread product recall or a significant product liability judgment could cause products to be unavailable for a period of time and a loss of consumer confidence in our food products, which could have a material adverse effect on our business.

     IF OIL AND NATURAL GAS PRICES DECLINE OUR REVENUES FROM THE ENERGY SEGMENT
WILL SUFFER. Revenues and profitability in the Company's Energy segment and manufacturing operations depend on prevailing prices for oil and natural gas.
Historically, prices for oil and natural gas have been volatile and are likely to continue to be volatile in the future.

                                    BUSINESS

     We are an agricultural supply and marketing cooperative organized for the mutual benefit of our members who are farmers, ranchers and locally owned cooperatives. Our members are located throughout the United States, with membership concentrated from the Great Lakes to the Pacific Northwest and from the Canadian border south to Texas. We are based in Inver Grove Heights,
Minnesota. We were created on June 1, 1998, through the merger of Cenex, Inc., and Harvest States Cooperatives, both of which had organizational histories dating back to the early 1930s.

     As a cooperative, our earnings are distributed to our member-owners based on the volume of the business--either products purchased or grain marketed--they do with the company. Members receive earnings in the form of cash patronage refunds and earned equity which is redeemed over time. The portion of earnings distributed as cash and equity redemptions is determined each year by our board of directors.

     We are involved in grain marketing, processing of grain and food manufacturing, and the manufacture and sales of energy and agronomy products and services. Agricultural inputs (energy and agronomy) are sold domestically, while grain and processed food products are marketed in the U.S. and other countries.

     ENERGY

     Our energy operations include a 55,000-barrel per day refinery in Laurel,
Montana, which is wholly owned by us, and a 74.5% ownership interest in a
75,500-barrel per day refinery in McPherson, Kansas. We purchase crude oil from domestic and foreign sources. We own 1,200 miles of crude and refined products pipelines.

     Through Country Energy, LLC--a joint sales, marketing and distribution venture with Farmland Industries--we sell refined petroleum products including gasoline, diesel fuels, propane and lubricants under the Cenex brand. We have signed a letter of intent to purchase Farmland's wholesale energy business, including their outstanding interest in Country Energy. The transaction, subject to a definitive agreement will make Country Energy our wholly owned subsidiary.
Energy businesses also include supplying more than 800 Cenex Ampride branded convenience stores, the vast majority owned by local cooperatives.

     AGRONOMY

     Through our 25% ownership in Agriliance, LLC, we are a part of North
America's leading supplier of agronomic inputs for production agriculture.
Agriliance markets and distributes crop nutrients, crop protection products and other agronomy inputs and technical services. We also have approximately 19%
ownership in CF Industries, Inc., an interregional cooperative that manufactures crop nutrients.

     COUNTRY OPERATIONS

     We also supply products and services to local cooperatives and producers through the following business units and entities: Agri Operations, Feed,
Country Hedging, Inc., Ag States Agency, LLC, Fin-Ag, Inc., Financial Services
and Field Services. Agri Operations provides farm supplies and services to producers for their production systems. Farm supplies include plant food, feed, seed, energy products and crop protection products. Services include grain marketing and other related services in production agriculture.

     We manufacture and sell feed products, ingredients, supplements and animal health products. In addition, we provide livestock production services and custom rations through five feed plants, one retail operation and joint venture agreements with four additional plants.

     A subsidiary, Country Hedging, Inc., offers full service commodity futures and options brokerage as a registered futures commission merchant and a clearing member of both the Minneapolis Grain Exchange and the Kansas City Board of
Trade. Ag States Agency, LLC, an 80% owned independent insurance agency, sells insurance primarily to local cooperatives, including group benefits, property and casualty, and bonding programs. Fin-Ag, Inc. is a wholly owned subsidiary located in Sioux Falls, South Dakota, providing seasonal cattle feeding and swine financing loans, facility financing loans and crop production loans for producers. It also provides consulting services to member cooperatives.

     GRAIN MARKETING

     We are the nation's largest cooperative marketer of grain, moving more than one billion bushels of wheat, corn, soybeans and other grains into the market each year, approximately half to international use. We are a major exporter of grain, which includes exports through our joint ventures. Grain primarily originates with producer-members through their local cooperatives and company owned elevators. It is transported to market via rail, truck and barge. We own and operate approximately 200 grain elevators. In addition, we own and operate directly, and through joint ventures, export facilities on the Great Lakes, the
Mississippi, Missouri and Columbia river systems and the Gulf of Mexico. Grain is marketed through seven offices.

     PROCESSED GRAINS AND FOODS

     At our integrated crushing and refining facility in Mankato, Minnesota, processing and refining operations convert nearly 40 million bushels of soybeans annually into soybean meal, soyflour and crude soybean oil. The crude soybean oil, with additional purchased crude oil, is refined. We sell refined soybean oil to the consumer foods market for use in products such as margarine, salad dressings and cooking oil. Soybean meal is sold to the livestock feed industry.
Soyflour is used in the baking industry, as milk replacers in animal feed and in industrial applications.

     We are the nation's largest miller of durum wheat, producing semolina and durum flour for pasta makers. We are one of the nation's largest millers of hard spring and winter wheat for the baking industry. We, through our Harvest States
Grains and Foods business, operate five flour mills located throughout the
United States, and are a joint venture partner in an organic flour mill in
Denver, Colorado.

     In September 2001, we signed a non-binding letter of intent to form a joint venture with Cargill, Incorporated to engage in wheat flour milling in
North America. The joint venture will include five of our mills and 16 Cargill flour mills. CHS would initially hold a 24% interest in the joint venture and
Cargill would hold the remaining 76%. The joint venture is contingent on the execution of a definitive agreement and government approvals.

     We process consumer food products through our interest in Ventura Foods,
LLC, a joint venture with Wilsey Foods, Inc. Ventura Foods manufactures, packages and distributes food products, including salad dressings, mayonnaise, margarine, salad oils, syrups, soup bases and sauces. We process and package a complementary line of tortillas, chips, tamales and prepared Mexican entrees through three facilities in Ft. Worth, Texas, and one each in New Brighton,
Minnesota, and Phoenix, Arizona.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     The selected financial information below has been derived from the
Company's consolidated financial statements for the periods indicated below. The selected consolidated financial information subsequent to May 31, 1997 should be read in conjunction with the Company's consolidated financial statements and notes thereto included elsewhere in this prospectus.

                                                                                   THREE
                                 NINE MONTHS ENDED            YEARS ENDED          MONTHS                 YEARS ENDED
                                      MAY 31,                  AUGUST 31,          ENDED                     MAY 31,
                             ------------------------  ------------------------  AUGUST 31,   -------------------------------------
                                 2001         2000         2000         1999       1998(1)       1998         1997         1996
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                             (UNAUDITED)  (UNAUDITED)
                                                           (DOLLARS IN THOUSANDS, EXCEPT FOR RATIOS)
Income Statement Data:
Revenues:
  Net sales ................ $ 5,903,801  $ 6,227,645  $ 8,435,805  $ 6,328,618  $ 1,518,253  $ 8,345,175  $ 9,658,052  $10,361,315
  Patronage dividends ......       5,621        5,019        5,494        5,876        5,111       70,387       71,070       47,170
  Other revenues ...........      94,519       83,360      103,199       85,128       18,290       89,785       77,440       73,361
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                               6,003,941    6,316,024    8,544,498    6,419,622    1,541,654    8,505,347    9,806,562   10,481,846
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Costs and expenses:
  Cost of goods sold .......   5,691,878    6,112,181    8,240,415    6,144,519    1,463,120    8,149,251    9,475,367   10,183,141
  Marketing, general and
   administrative ..........     135,199      118,857      159,028      152,031       34,998      126,061      126,297      130,274
  Interest .................      49,283       43,008       57,566       42,438       12,311       34,620       33,368       46,450
  Equity (income) loss
   from investments ........     (13,519)     (21,238)     (28,325)     (22,363)       9,142       (8,381)      (7,635)      (6,216)
  Minority interests .......      25,517        4,487       24,546       10,017        3,252        6,880        7,984         (147)
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
                               5,888,358    6,257,295    8,453,230    6,326,642    1,522,823    8,308,431    9,635,381   10,353,502
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Income before income
 taxes and cumulative
 effect of accounting
 change ....................     115,583       58,729       91,268       92,980       18,831      196,916      171,181      128,344
Income taxes ...............     (34,701)       2,576        3,880        6,980        2,895       19,615       19,280       13,139
                             -----------  -----------  -----------  -----------  -----------  -----------  -----------  -----------
Net income ................. $   150,284  $    56,153  $    87,388  $    86,000  $    15,936  $   177,301  $   151,901  $   115,205
                             ===========  ===========  ===========  ===========  ===========  ===========  ===========  ===========

Balance Sheet Data (at end
  of period):
Working capital ............ $ 306,572  $   213,317  $   214,223  $   219,045  $   284,452  $   235,721  $   219,395  $   220,581
Net property, plant and
 equipment ................. 1,028,481    1,025,730    1,034,768      968,333      915,770      868,073      798,757      713,643
Total assets ............... 3,028,236    3,367,586    3,172,680    2,787,664    2,469,103    2,436,515    2,422,564    2,484,006
Long-term debt, including
 current maturities ........   572,058      510,961      510,500      482,666      456,840      378,408      335,737      315,985
Total equities ............. 1,262,743    1,148,770    1,164,426    1,117,636    1,065,877    1,029,973      944,798      849,702

Ratio of earnings to fixed
  charges and preferred
  dividends (2) ............        3.4x         2.1x         2.7x         2.6x         3.0x         5.3x         4.7x         3.0x

(1) Reflects the Company's change in fiscal year end from May 31 to August 31.

(2)  For purposes of computing the ratio of earnings to fixed charges and preferred dividends, earnings consist of earnings before income taxes on consolidated operations, distributed income from equity investees and fixed charges. Fixed charges consist of interest expense and one-third of rental expense, considered representative of that portion of rental expense estimated to be attributable to interest.

                     MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                  FINANCIAL CONDITION AND RESULTS OF OPERATIONS

     Effective September 1, 2000, the Board of Directors approved a resolution requiring the Company to compute patronage distributions using audited earnings for financial statement purposes rather than tax basis earnings. The resolution was ratified by the members on December 1, 2000 at the Company's annual meeting.
Beginning in fiscal year 2001, patronage distributions will be based on audited financial statement earnings.

     The Company adopted SFAS No 133, as amended, a standard related to the accounting for derivative transactions and hedging activities, effective
September 1, 2000. The effect of adoption was not material to the Company.

     Pursuant to a Plan of Combination dated May 29, 1998, CENEX, Inc. (Cenex)
and Harvest States Cooperatives combined through merger on June 1, 1998 and
Harvest States Cooperatives became the surviving corporation. In accordance with the Plan of Combination, the Articles of Incorporation and By-Laws of Harvest
States Cooperatives were restated and the name was changed to Cenex Harvest
States Cooperatives (Cenex Harvest States or the Company). The combination constituted a tax-free reorganization and has been accounted for as a pooling of interests. Prior to the Combination, Cenex's year-end was September 30 and
Harvest States Cooperatives' year-end was May 31. Subsequent to the Combination, the Company changed its fiscal year end to August 31. The following management discussion and analysis includes the consolidated statements of operations and cash flows for the year ended May 31, 1998, which reflect the results of operations and cash flows of Harvest States Cooperatives for the year then ended combined with the results of operations and cash flows of Cenex for the year ended September 30, 1997.

     RESULTS OF OPERATIONS

     COMPARISON OF NINE MONTHS ENDED MAY 31, 2001 AND 2000

     Consolidated net income for the nine months ended May 31, 2001 was $150.3 million compared to net income of $56.2 million for the same nine-month period in 2000, which represents a $94.1 million increase. The increase in profitability is primarily attributable to an increase in net income from the
Company's Energy and Country Operations segments. In addition, a change in the tax rate applied to the Company's cumulative temporary differences between earnings for financial statement purposes and tax basis earnings resulted in an increase in deferred tax assets of approximately $34.2 million during the current nine-month period. The Company's calculation of its patronage distribution using audited earnings for financial statement purposes rather than tax earnings prompted the rate change. These increases were partially offset by decreases from the Agronomy, Grain Marketing, Processed Grains and Foods and
Other segments.

     Consolidated net sales of $5.9 billion for the nine months ended May 31,
2001 decreased $323.8 million (5%) compared to the same nine months ended in
2000.

     Company-wide grain and oilseed net sales of $2.8 billion increased $53.1 million (2%) during the nine months ended May 31, 2001 compared to the same nine months ended in 2000. Sales for the nine months ended May 31, 2001 were $2,665.9 million and $691.9 million from Grain Marketing and Country Operations segments, respectively. Sales for the nine months ended May 31, 2000 were $2,626.4 million and $627.3 million from Grain Marketing and Country Operations segments, respectively. The Company eliminated all intracompany sales from the Country
Operations segment to the Grain Marketing segment, of $537.5 million and $486.5 million, for the nine months ended May 31, 2001 and 2000, respectively. The increase in sales was primarily due to an increase in grain volume of approximately 4%, which was partially offset by a decrease of $0.06 per bushel in the average sales price of all grain and oilseed marketed by the Company compared to the same nine months ended in 2000.

     Energy net sales of $2.1 billion increased $59.9 million (3%) during the nine months ended May 31, 2001 compared to the same period in 2000. Sales for the nine months ended May 31, 2001 and 2000 were $2,185.8 million and $2,105.7 million, respectively. The Company eliminated all intracompany sales from the
Energy

                                       10

segment to the Country Operations segment of $54.2 million and $34.0 million, respectively. This increase was primarily attributable to increases in propane volumes of 48% and the average sales price of $0.27 per gallon compared to the same nine months ended in 2000. These propane increases were primarily due to cold weather in the northern regions of the United States creating a higher demand which affected both volume and the average sales price, in addition to increased volumes due to an acquisition in May 2000. Also, the average rack sales price of refined fuels increased $0.19 per gallon. These increases were partially offset by volume decreases compared to the same nine months ended in
2000 due to the dissolution of Cooperative Refining, LLC (CRLLC) effective
December 31, 2000. The Company owned 58% of CRLLC through its 75% ownership in
National Cooperative Refining Association (NCRA) and therefore consolidated
CRLLC business activity up to the time of dissolution.

     The Company did not record Agronomy sales during the nine months ended May
31, 2001 compared to net sales of $552.6 million for the same nine-month period in 2000. Effective January 1, 2000, the Company exchanged its agronomy operations for an ownership interest in Agriliance, LLC (owned indirectly through United Country Brands, LLC). As of July 31, 2000, the Company recorded the results of its 25% ownership in Agriliance, LLC on the equity method, and as such, income or losses are reflected in equity income or loss from investments.

     Country Operations farm supply sales of $495.8 million increased by $56.6 million (13%) during the nine months ended May 31, 2001 compared to the same nine months ended in 2000. This increase is primarily due to average sales price increases in agronomy and energy products and additional volumes from acquisitions.

     Processed Grains and Foods sales of $456.1 million increased $59.2 million
(15%) during the nine months ended May 31, 2001 compared to the same nine months ended in 2000. The acquisitions of Sparta Foods, Inc. in June 2000 and Rodriguez
Festive Foods, Inc. in February 2001 increased sales by $38.0 million compared to the same nine months ended in 2000. Sales of processed wheat increased by
$17.0 million compared to the same nine months ended in 2000, primarily due to increased volumes from an acquisition. Sales of processed oilseed increased by
$4.1 million due to volume and average sales price increases compared to the same nine months ended in 2000.

     Patronage dividends of $5.6 million increased $0.6 million (12%) compared to the same nine months ended in 2000. This increase is primarily due to increased patronage dividends from a cooperative bank.

     Other revenues of $94.5 million increased $11.2 million (13%) during the nine months ended May 31, 2001 compared to the same nine months ended in 2000.
The most significant changes were gains from the sale of feed plants and other assets within the Country Operations segment and increased other revenues within the Grain Marketing segment.

     Cost of goods sold of $5.7 billion decreased $420.3 million (7%) during the nine months ended May 31, 2001, compared to the same nine months ended in 2000.
The decrease was primarily attributable to the impact of recording the Company's share of its agronomy operation on the equity method as previously discussed, which caused a reduction in cost of goods sold of $572.3 million compared to the nine months ended in 2000. In addition, during the nine months ended May 31,
2001 the cost of goods of the Energy segment decreased 2%. The energy decrease is primarily due to a net decrease in volume from the dissolution of CRLLC, which was partially offset by volume and average purchase price increases on refined fuels rack and propane products. The cost of all grains and oilseed procured by the Company through its Grain Marketing and Country Operations segments increased 2% compared to the same nine-month period ended in 2000 due to a 4% increase in volume which was partially offset by $0.05 per bushel decrease. Country Operations farm supply cost of goods sold increased by 13%
during the current nine-month period compared to the same nine-month period ended in the prior year, primarily due to purchase price increases in agronomy and energy products and higher volumes due to acquisitions. The Processed Grains and Foods segment cost of goods sold increased $54.0 million (15%) primarily due to increased volumes as the result of acquisitions and increased costs related to oilseed processing and refining.

     Marketing, general and administrative expenses of $135.2 million for the nine months ended May 31, 2001 increased by $16.3 million (14%) compared to the same nine months ended in 2000. This increase is primarily due to a loss on assets held for disposal of $7.5 million related to the closing of a wheat mill and $10.6 million of additional expenses from Processed Grains and Foods segment acquisitions compared to the same nine months ended in 2000. These increases were partially offset by a decrease in expenses of $7.4 million in the Agronomy segment. The Company currently records its 25% share of Agriliance, LLC, on the equity method as previously discussed.

                                       11

     Interest expense of $49.3 million for the nine months ended May 31, 2001 increased by $6.3 million (15%) compared to the same nine months ended in 2000.
The average level of short-term borrowings increased by approximately 22% during the nine months ended May 31, 2001 compared to the same period of a year ago.

     Equity income from investments of $13.5 million for the nine months ended
May 31, 2001 decreased by $7.7 million (36%) compared to the same nine months ended in 2000. The decrease was primarily attributable to losses from technology investments of $11.7 million and decreased earnings of $3.0 million from grain marketing investments. These losses were partially offset by an increase in earnings from Processed Grains and Foods segment investments of $4.1 million and decreased losses from the Agronomy segment of $3.7 million. The Company currently records its 25% share of Agriliance, LLC, on the equity method as previously discussed.

     Minority interests in operations of $25.5 million for the nine months ended
May 31, 2001 increased by $21.0 million compared to the same nine months ended in 2000. Substantially all minority interests is related to NCRA. This net change in minority interests during the current year was reflective of more profitable operations within the Company's majority-owned subsidiaries as compared to the same nine months ended in 2000.

     An income tax benefit of $34.7 million and an income tax expense of $2.6 million were reported for the nine months ended May 31, 2001 and 2000, respectively. The income tax benefit for the nine months ended May 31, 2001 was primary the result of a change in the tax rate applied to the Company's cumulative temporary differences between income for financial statement purposes and income used for tax reporting purposes. The Company's calculation of its patronage distribution using audited earnings for financial statement purposes rather than tax basis earnings prompted the rate change. The income tax expense and benefit and effective tax rate varies from period to period based upon the profitability and non-patronage business activity during each of the comparable periods.

     COMPARISON OF THE YEARS ENDED AUGUST 31, 2000 AND 1999

     The Company's consolidated net income of $87.4 million for the year ended
August 31, 2000 represents a $1.4 million (2%) increase compared to the year ended August 31, 1999. This increase in profitability was primarily attributable to the Company's Agronomy, Country Operations and Processed Grains and Foods
segments. These increases were partially offset by decreases in the Energy and
Grain Marketing segments, primarily attributable to lower energy and grain margins.

     Consolidated net sales of $8.4 billion for the year ended August 31, 2000 represents a $2.1 billion (33%) increase compared to the year ended August 31,
1999.

     Company-wide grain and oilseed net sales of $3.6 billion increased $315.7 million (10%) for the year ended August 31, 2000 compared to the year ended
August 31, 1999. Sales for the year ended August 31, 2000 were $3,428.0 million and $819.0 million from the Grain Marketing and Country Operations segments, respectively. Sales for the year ended August 31, 1999 were $3,176.5 million and
$718.4 million from the Grain Marketing and Country Operations segments, respectively. The Company eliminated all intracompany sales from the Country
Operations segment to the Grain Marketing segment, of $622.0 million and $585.6 million, for the years ended August 31, 2000 and August 31, 1999, respectively.
The increase in sales was primarily due to an increase in grain volume of approximately 6% and an increase of $0.09 per bushel in the average sales price of all grain and oilseed marketed by the Company compared to the prior year.

     Energy net sales of $2.9 billion increased $1.6 billion (116%) for the year ended August 31, 2000 compared to the year ended August 31, 1999. Sales for the years ended August 31, 2000 and August 31, 1999 were $2,959.6 million and
$1,381.2 million, respectively. The Company eliminated all intracompany sales from the Energy segment to the Country Operations segment of $55.7 million and
$35.5 million, for the years ended August 31, 2000 and August 31, 1999, respectively. The increase in sales was primarily attributable to the formation of a refinery joint venture whereby the Company, through its 75% ownership in
NCRA which in turn owned 58% of CRLLC, consolidated the sales of CRLLC. In addition, the average sales price of refined fuels and propane increased $0.30 and $0.15 per gallon, respectively, which was partially offset by a 2% and 11%
decrease in volumes, respectively.

                                       12

     Agronomy net sales of $768.4 million increased $174.5 million (29%) for the years ended August 31, 2000 compared to the year ended August 31, 1999. Sales for the years ended August 31, 2000 and August 31, 1999 were $808.6 million and
$653.6 million, respectively. The Company eliminated all intracompany sales from the Agronomy segment to the Country Operations segment of $40.2 million and
$59.7 million, for the years ended August 31, 2000 and August 31, 1999, respectively. Crop protection sales increased 25% in 2000 compared to 1999 primarily due to increased volumes from acquisitions. In addition, a crop nutrients volume increase of 41% was partially offset by a decrease in the average selling price of $14.88 per ton compared to the prior year. Effective
January 1, 2000, the Company exchanged its agronomy operations for a 25% equity ownership in Agriliance, owned indirectly through its 50% interest in United
Country Brands. As of July 31, 2000, the Company began accounting for its 25%
ownership interest in Agriliance on the equity method.

     Country Operations feed and farm supply sales of $585.1 million increased
$37.4 million (7%) for the year ended August 31, 2000 compared to the year ended
August 31, 1999. The growth in sales was primarily attributable to increased volumes from acquisitions, market share growth and average sales price increases in agronomy and energy products.

     Processed Grains and Foods net sales of $553.6 million increased $21.4 million (4%) for the year ended August 31, 2000 compared to the year ended
August 31, 1999. This increase was primarily attributable to 21% growth in sales volume and a price increase of $0.21 per hundredweight in milled wheat products.
These increases were partially offset by a decrease in oilseed sales. A reduction in the sales price for refined oilseed of approximately $0.06 per pound was partially offset by an increase of approximately $17 per ton for processed soybean products, an 8% increase in sales volume for processed products, and a 4% increase in sales volume for refined oilseed during the year ended August 31, 2000 compared to the prior year.

     Other revenues of $103.2 million increased $18.1 million (21%) for the year ended August 31, 2000 compared to the year ended August 31, 1999. Service and miscellaneous revenues increased $12.2 million, primarily in the Country
Operations segment, compared to the prior year. In addition, in March 2000, the
Company recorded a gain of $7.4 million for the sale of 1.455% of the Company's economic interest in Agriliance, LLC.

     Cost of goods sold of $8.2 billion increased $2.1 billion (34%) during the year ended August 31, 2000 compared to the year ended August 31, 1999. The increase was primarily attributable to the Energy segment's consolidation of
CRLLC, which was discussed in the sales section of this analysis, as well as an increase in the purchase price of energy crude oil. During the year ended August
31, 2000, the average cost of refined fuels and propane increased by $0.31 and
$0.15 per gallon, respectively. Also, during the year ended August 31, 2000, the
Agronomy segment cost of goods sold increased by 29% compared to 1999, primarily due to increased volumes from acquisitions. The cost of all grains and oilseed procured by the Company through its Grain Marketing and Country Operations segments increased by 9%, primarily due to a 6% increase in volume, which was partially offset by a decrease in the cost of grains of $0.09 per bushel compared to year ended 1999. The Processed Grains and Foods segment experienced a slight increase in cost of goods sold compared to the year ended 1999. An increase in wheat milling and processed oilseed expenses, primarily due to volumes processed, was partially offset by a reduced average cost of processed oilseed, compared to the year ended 1999.

     Marketing, general and administrative expenses of $159.0 million for the year ended August 31, 2000 increased by $7.0 million (5%) compared to the year ended 1999. This increase was primarily related to additional locations and expansion of many of the Company's business segments, which was partially offset by expense synergies realized during 2000.

     Interest expense of $57.6 million for the year ended August 31, 2000 increased by $15.1 million (36%) compared to the year ended 1999. During 2000, the average seasonal borrowings increased primarily as a result of higher working capital needs and long-term borrowings, which includes financial activities related to the acquisition of property, plant and equipment.

     Equity income from investments of $28.3 million for the year ended August
31, 2000 increased by $6.0 million (27%) compared to the year ended 1999. The increase was primarily attributable to an increase in the earnings of a
Processed Grains and Foods segment investment of $12.2 million. This increase was partially offset by increased losses of $2.9 million from Agronomy segment investments and decreased income of $3.9 million from Energy segment investments as compared to the prior year.

                                       13

     Minority interests of $24.5 million for the year ended August 31, 2000 increased by $14.5 million (145%) compared to the year ended 1999. Substantially all minority interests were related to NCRA. This net change in minority interests during the current year was reflective of more profitable operations within the Company's majority owned subsidiaries compared to the same period of a year ago.

     Income tax expense of $3.9 million and $7.0 million for the years ended
August 31, 2000 and 1999, respectively, resulted in effective tax rates of 4.3%
and 7.5%, respectively. The federal and state statutory effective rate applied to nonpatronage business activity was 38.9% for the years ended August 31, 2000 and 1999. Income tax expense and effective tax rates vary from year to year based upon the profitability and nonpatronage business activity during each of the comparable years. The decreased effective tax rate was primarily due to nonpatronage business losses.

     COMPARISON OF THE YEAR ENDED AUGUST 31, 1999 WITH THE YEAR ENDED MAY 31,
1998

     The Company's consolidated net income of $86.0 million for the year ended
August 31, 1999 represents a $91.3 million (51%) decrease from the year ended
May 31, 1998. This decrease was partially attributable to the absence of a crop nutrients patronage refund in the Agronomy segment in the year ended August 31,
1999. The Company received a refund of approximately $57.4 million from its primary supplier of crop nutrients during the year ended May 31, 1998. In addition, depressed margins in the Company's Processed Grains and Foods, Country
Operations and Energy segments also contributed to the decrease in net income.

     Consolidated net sales of $6.3 billion for the year ended August 31, 1999 decreased approximately $2.0 billion (24%) compared to the year ended May 31,
1998.

     Company-wide grain and oilseed net sales of $3.3 billion decreased $1.3 billion (29%) for the year ended August 31, 1999 compared to the year ended May
31, 1998. Sales for the year ended August 31, 1999 were $3,176.5 million and
$718.4 million from the Grain Marketing and Country Operations segments, respectively. Sales for the year ended May 31, 1998 were $4,419.2 million and
$791.4 million from the Grain Marketing and Country Operations segments, respectively. The Company eliminated all intracompany sales from the Country
Operations segment to the Grain Marketing segment, of $585.6 million and $581.1 million, for the years ended August 31, 1999 and May 31, 1998, respectively.
Although grain volumes declined 22.2 million bushels, the primary cause for the decreased sales was a decline in the average sales price of all grains and oilseeds marketed by the Company of $1.15 per bushel.

     Energy net sales of $1.3 billion decreased $0.5 billion (28%) for the year ended August 31, 1999 compared to the year ended May 31, 1998. Sales for the year ended August 31, 1999 and May 31, 1998 were $1,381.2 million and $1,930.6 million, respectively. The Company eliminated all intracompany sales from the
Energy segment to the Country Operations segment of $35.5 million and $72.5 million, for the years ended August 31, 1999 and May 31, 1998, respectively. The average sales price of refined fuels decreased $0.18 per gallon and volumes decreased slightly in 1999 compared to 1998.

     Agronomy net sales of $593.9 million decreased $102.5 million (15%) for the year ended August 31, 1999 compared to the year ended May 31, 1998. Sales for the years ended August 31, 1999 and May 31, 1998 were $653.6 million and $762.8 million, respectively. The Company eliminated all intracompany sales from the
Agronomy segment to the Country Operations segment of $59.7 million and $66.4 million for the years ended August 31, 1999 and May 31, 1998, respectively. The volumes and average sales price of crop nutrients decreased in 1999 compared to
1998.

     Country Operations feed and farm supply sales of $547.7 million during the year ended August 31, 1999 were essentially unchanged in total when compared to the year ended May 31, 1998. Although there was a decrease in sales related to agronomy products due to decreased volumes and price, this was offset by an increase in sales for feed, seed and energy products.

     Processed Grains and Foods net sales of $532.2 million decreased $83.5 million (14%) during the year ended August 31, 1999 compared to the year ended
May 31, 1998. This decrease was primarily attributable to a reduction in sales price for processed soybean products, primarily soymeal, of approximately $76 per ton, in addition to a reduction of the average sales price of $2.89 per hundredweight for milled wheat products, partially offset by a 3.1 million hundredweight volume increase.

                                       14

     Patronage dividends of $5.9 million decreased $64.5 million (92%) during the year ended August 31, 1999 compared to the year ended May 31, 1998. During the year ended May 31, 1998, a patronage dividend in the amount of $57.4 million was received from the Company's primary crop nutrient supplier. During the year ended August 31, 1999, the Company did not receive a patronage dividend from this same supplier.

     Other revenues of $85.1 million for the year ended August 31, 1999 decreased $4.7 million (5%) during the year ended August 31, 1999 compared to the year ended May 31, 1998. The net decrease was primarily due to a reduction in other miscellaneous revenues.

     Cost of goods sold of $6.1 billion decreased $2.0 billion (25%) during the year ended August 31, 1999 compared to the year ended May 31, 1998. During the year ended August 31, 1999, the average cost per bushel of all grains and oilseed procured by the Company through its grain marketing and country elevator system decreased $1.15 per bushel and the average cost of refined fuels decreased $0.17 per gallon as compared to the year ended May 31, 1998. Also during the year ended August 31, 1999 crop nutrient volumes decreased 103,000 tons as compared to the year ended May 31, 1998. Within the Company's Processed
Grains and Foods segment, the average cost per bushel of wheat and soybeans declined $1.45 and $1.94 per bushel, respectively.

     Marketing, general and administrative expenses of $152.0 million for the year ended August 31, 1999 increased $26.0 million (21%) compared to the year ended May 31, 1998. This increase was primarily related to additional locations and expansion of many of the Company's business segments.

     Interest expense of $42.4 million for the year ended August 31, 1999 increased $7.8 million (23%) compared to the year ended May 31, 1998. The average seasonal borrowings during 1999 increased primarily as a result of higher working capital needs and long-term borrowings, which reflected finance activities related to the acquisitions of property, plant and equipment.

     Equity income from investments of $22.4 million for the year ended August
31, 1999 increased by $14.0 million (167%) compared to the year ended May 31,
1998. The increase was primarily due to increased earnings in the Company's
Processed Grains and Foods, Grain Marketing and Energy segments of $5.1 million,
$2.2 million and $3.9 million, respectively, for the year ended August 31, 1999 as compared to the year ended May 31, 1998.

     Minority interests of $10.0 million for the year ended August 31, 1999 increased $3.1 million (46%) compared to the year ended May 31, 1998.
Substantially all of the minority interest was in NCRA. The Company owns approximately 75% of NCRA. This net change in minority interests during the current year was reflective of more profitable operations within the Company's majority owned subsidiaries.

     Income tax expense of $7.0 million and $19.6 million for the years ended
August 31, 1999 and May 31, 1998, respectively, resulted in effective tax rates of 7.5% and 10.0%, respectively. The federal and state statutory effective rate applied to nonpatronage business activity was 38.9% and 39.2% for the years ended August 31, 1999 and May 31, 1998, respectively. Income tax expense and effective tax rates very from year to year based upon the profitability and nonpatronage business activity during each of the comparable years. The reduced effective tax rate for the year ended August 31, 1999 was primarily reflective of reduced nonpatronage earnings as a percentage of total pretax earnings.

     LIQUIDITY AND CAPITAL RESOURCES

     CASH FLOWS FROM OPERATIONS

     Operating activities of the Company provided net cash of $45.6 million and used net cash of $27.4 million for the nine months ended May 31, 2001 and 2000, respectively. For the nine-month period ended in 2001, net income of $150.3 million and net non-cash expenses of $76.4 million were partially offset by increased working capital requirements of $181.1 million. For the nine-month period ended May 31, 2000, net income of $56.2 million and net non-cash expenses of approximately $46.3 million were offset by increased working capital requirements of approximately $129.9 million.

                                       15

     Operating activities of the Company provided net cash of $128.4 million during the year ended August 31, 2000. Net income of $87.4 million and net noncash income and expenses of $80.1 million were partially offset by increased working capital requirements of approximately $39.1 million.

     Operating activities for the year ended August 31, 1999 used net cash of approximately $21.8 million. Net income of $86.0 million and net noncash income and expenses of $27.2 million were offset by increased working capital requirements of approximately $135.0 million.

     Operating activities for the year ended May 31, 1998 provided net cash of approximately $229.6 million. Net income of $177.3 million, net noncash income and expenses of $8.3 million and decreased working capital requirements of approximately $44.0 million, provided this net cash from operations.

     CASH FLOWS FROM INVESTING ACTIVITIES

     Investing activities of the Company used net cash of $53.0 million during the nine-month period ended May 31, 2001. Expenditures for the acquisition of property, plant and equipment of $73.2 million, investments of $13.4 million, acquisition of intangibles of $7.0 million, distributions to minority owners of
$13.1 million and the changes in notes receivable, were partially offset by, proceeds from the disposition of property, plant and equipment of $29.2 million, investments redeemed of $22.0 million and other investing activities. For the year ended August 31, 2001 the Company expects to spend approximately $104.3 million for the acquisition of property, plant and equipment. Capital expenditures at NCRA primarily related to the EPA low sulfur fuel regulations required by 2006, are expected to be approximately $200.0 million over the next five years.

     Investing activities of the Company used net cash of $148.1 million during the nine months ended May 31, 2000. Expenditures for the acquisition of property, plant and equipment of $121.8 million, investments of $35.3 million, acquisition of intangibles of $9.3 million, distributions to minority owners of
$5.6 million and the changes in notes receivable were partially offset by, investments redeemed of $20.2 million, proceeds from the disposition of property, plant and equipment of $4.5 million and other investing activities.

     For the years ended August 31, 2000 and 1999, and May 31, 1998, the net cash flows used in the Company's investing activities totaled $184.9 million,
$170.8 million and $106.8 million, respectively.

     The acquisition of property, plant and equipment comprised the primary use of cash totaling $153.8 million, $124.5 million and $145.2 million for the years ended August 31, 2000 and 1999, and May 31, 1998, respectively.

     Investments for the years ended August 31, 2000 and 1999, and May 31, 1998 totaled $35.3 million, $63.3 million and $3.1 million, respectively. Investments during the year ended August 31, 2000 included the purchase of an additional 10%
interest in Ventura Foods, LLC, the Company's consumer products and packaging joint venture, for approximately $25.6 million. The Company now has a 50%
interest in that joint venture.

     On June 30, 1999, Agro Distribution, LLC and Agronomy Company of Canada,
Ltd. (the Entities), both companies owned 50/50 by the Company and Land O'Lakes,
Inc., purchased approximately 310 agronomy facilities from Terra International,
Inc., at a price of approximately $350.0 million. In conjunction with this purchase transaction, the Company invested $51.5 million in the Entities.
Financing arrangements of the Entities, to be managed by the Cenex/Land O'Lakes
Agronomy Company (of which the Company owned 50%), were without recourse to the
Company.

     Acquisitions of intangibles of $26.5 million for the years ended August 31,
2000 resulted primarily from the purchase of Sparta Foods, Inc. and the wholesale propane marketing business of Williams Energy Marketing and Trading
Company.

     Distributions to minority owners for the years ended August 31, 2000 and
1999, and May 31, 1998 were $21.1 million, $2.3 million and $1.9 million, respectively, and were primarily related to NCRA. For the year ended August 31,
2000, NCRA's distributions also included the distributions made by CRLLC.

     Partially offsetting cash outlays in investing activities were proceeds from the disposition of property, plant and equipment of approximately $7.7 million, $6.8 million and $21.9 million for the years ended August 31, 2000 and
1999, and May 31, 1998, respectively. Also partially offsetting cash usage were distributions received from joint ventures and investments totaling $43.9 million, $11.2 million and $29.9 million for the years ended August 31, 2000 and
1999, and May 31, 1998, respectively.

                                       16

     CASH FLOWS FROM FINANCING ACTIVITIES

     The Company finances its working capital needs through short-term lines of credit with a syndication of banks. In June 1998, the Company established a
364-day credit facility of $400.0 million committed. In May 2000, the Company renewed and expanded this facility to $500.0 million and in May 2001, renewed and expanded it to $550.0 million committed. In addition to this short-term line of credit, the Company has a 364-day credit facility dedicated to NCRA, with a syndication of banks in the amount of $30.0 million, all of which is committed.
On May 31, 2001 and May 31, 2000, the Company had total short-term indebtedness on these various facilities and other short-term notes payable totaling $255.0 million and $343.0 million, respectively. On August 31, 2000, 1999 and 1998, total short term indebtedness was $217.9 million, $197.0 million and $0.5 million, respectively.

     In June 1998, the Company established a five-year revolving credit facility with a syndication of banks, with $200.0 million committed. The Company had an outstanding balance of $45.0 million categorized as long-term debt on May 31,
2001, August 31, 2000 and May 31, 2000. The amount outstanding on August 31,
2000 and May 31, 2000 was drawn during the third quarter of the fiscal year ended August 31, 2000. In January 2001, an additional $35.0 million was drawn and then subsequently repaid in March 2001 with proceeds from a note purchase and private shelf agreement.

     The Company has financed its long-term capital needs, primarily for the acquisition of property, plant and equipment, with long-term loan agreements through the banks for cooperatives. In June 1998, the Company repaid certain of its existing debt and established a new long-term credit agreement, through banks for cooperatives, in which the term balance outstanding as of May 31, 1998 was repaid and partially refinanced through the new agreement. This facility committed to $200.0 million of long-term borrowing capacity to the Company, with repayments through fiscal year 2009. The commitment expired on May 31, 1999. The amount outstanding on this credit facility was $152.5 million, and $159.1 million on May 31, 2001 and 2000, respectively, with zero remaining available.
On August 31, 2000, 1999 and 1998, the amounts outstanding were $157.4 million,
$164.0 million and $134.0 million, respectively. Repayments of $4.9 million were made on this facility during both of the nine months ended May 31, 2001 and
2000, respectively. Repayments of $6.6 million were made on this facility during the year ended August 31, 2000.

     Also in June 1998, the Company entered into a private placement with several insurance companies for long-term debt in the amount of $225.0 million.
Repayments will be made in equal installments of $37.5 million each in the years
2008 through 2013.

     In January 2001, the Company entered into a note purchase and private shelf agreement with Prudential Insurance Company. The long-term note in the amount of
$25.0 million will be repaid in equal annual installments of approximately $3.6 million, in the years 2005 through 2011. Proceeds from the note were used to repay debt on the 364-day facility. A subsequent note for $55.0 million was issued in March 2001, related to the private shelf facility. The $55.0 million note will be repaid in equal annual installments of approximately $7.9 million, in the years 2005 through 2011. Proceeds from the March note were used to repay debt of $35.0 million on the five-year revolver and $20.0 million on the 364-day facility.

     On May 31, 2001 the Company had total long-term debt outstanding of $572.1 million, of which approximately $250.1 million was bank financing, $305.0 million was private placement debt and $17.0 million was industrial revenue bonds, capitalized leases and other notes payable. Long-term debt of NCRA represented $38.8 million of the total long-term debt outstanding on May 31,
2001. On May 31, 2000, the Company had long-term debt outstanding of $511.0 million. On August 31, 2000, 1999 and 1998, the Company had total long-term debt outstanding of $510.5 million, $482.7 million and $456.8 million, respectively.

     During the nine-month periods ended May 31, 2001 and 2000, the Company repaid long-term debt of $55.3 million and $17.1 million, respectively, and had additional long-term borrowings of $116.8 million and $45.0 million, respectively, during the same nine-month periods.

                                       17

     During the years ended August 31, 2000 and 1999, and May 31, 1998, the
Company borrowed on a long-term basis $49.9 million, $40.0 million and $83.9 million, respectively, and during the same periods repaid long-term debt of
$22.5 million, $14.6 million and $42.2 million, respectively.

     In accordance with the by-laws and by action of the Board of Directors, annual net earnings from patronage sources are distributed to consenting patrons following the close of each year. Effective September 1, 2000, patronage refunds are calculated based on audited earnings for financial statement purposes rather than based on amounts reportable for federal income tax purposes as had been the
Company's practice prior to this date. This change was authorized through a by-law amendment at the Company's annual meeting on December 1, 2000. The patronage earnings from the fiscal year ended August 31, 2000 were distributed in January 2001. The cash portion of this distribution, deemed by the Board of
Directors to be 75% for Equity Participation Units and 30% for other patronage earnings was $26.1 million. During the nine-month period ended May 31, 2000, the
Company distributed cash patronage of $17.9 million from the patronage earnings of the fiscal year ended August 31, 1999. During the years ended August 31, 1999 and May 30, 1998, the Company paid out cash patronage of $43.8 million and $35.9 million, respectively, which represented 80% cash patronage for Equity
Participation Units and 30% cash patronage for other patronage earnings in both years.

     The current equity redemption policy, as authorized by the Board of
Directors, allows for the redemption of capital equity certificates held by inactive direct members and patrons and active members and patrons at age 72 or death that were age 61 or older on June 1, 1998. For active direct members and patrons who were age 60 or younger on June 1, 1998 and member cooperatives, equities will be redeemed annually based on a prorata formula where, the numerator is dollars available for such purpose as determined by the Board of
Directors, and the denominator is the sum of the patronage certificates held by such eligible members and patrons. Total redemptions related to the year ended
August 31, 2000, to be distributed in the current fiscal year, are expected to be approximately $17.6 million, of which approximately $14.4 million was redeemed during the nine months ended May 31, 2001. During the nine months ended
May 31, 2000 the Company redeemed $23.5 million of equity. For the years ended
August 31, 2000 and 1999 and May 31, 1998, the Company redeemed patronage related equities in accordance with authorization from the Board of Directors in the amounts of approximately $28.7 million, $23.8 million and $36.9 million, respectively.

     During the year ended May 31, 1997, the Company offered securities in the form of Equity Participation Units (EPUs) in its Wheat Milling and Oilseed
Processing and Refining Defined Business Units. These EPUs give the holder the right and obligation to deliver to the Company a stated number of bushels in return for a prorata share of the undiluted grain based patronage earnings of these respective Defined Business Units. The offering resulted in the issuance of such equity with a stated value of $13,870,000 and generated additional capital and cash of $10,837,000, after issuance cost and conversion privileges.
Conversion privileges allowed a member to elect to use outstanding patrons'
equities for the payment of up to one-sixth the purchase price of the EPUs.

     The Company's Board of Directors adopted a resolution to issue, at no charge, to each Defined Member of the Oilseed Processing and Refining Defined
Business Unit an additional 1/4 Equity Participation Unit (EPU) for each EPU held, due to increased crush volume. At the time of issuance, the Oilseed
Processing and Refining EPUs were based on a normal annual crush of 30,500,000 bushels, and since the date of issuance, the actual crush has expanded and is projected to be 38,100,000 bushels in the fiscal year ending August 31, 2001.

     Holders of the EPUs will not be entitled to payment of dividends by virtue of holding such units. However, holders of the units will be entitled to receive patronage refunds attributable to the patronage-sourced income from operations of the applicable Defined Business Unit on the basis of wheat or soybeans delivered pursuant to the Member Marketing Agreement. The Board of Directors'
goal is to distribute patronage refunds attributable to the EPUs in the form of
75% cash and 25% capital equity certificates, and to retire that capital equity certificates on a revolving basis seven years after declaration. However, the decision as to the percentage of cash patronage will be made each fiscal year by the Board of Directors and will depend upon the cash and capital needs of the respective Defined Business Units and is subject to the discretion of the Board of Directors. The redemption policy will also be subject to change at the discretion of the Board of Directors.

     In August 2001, the CHS Cooperatives Board of Directors approved and consummated a plan to end the Defined Investment Program. The Company reallocated the assets of the Oilseed Processing and Refining and Wheat Milling
Defined Business Unites and distributed the proceeds as provided in the plan.

                                       18

     EFFECT OF INFLATION AND FOREIGN CURRENCY TRANSACTIONS

     The Company believes that inflation and foreign currency fluctuations have not had a significant effect on its operations.

     RECENT ACCOUNTING PRONOUNCEMENTS

     In June 2001, the Financial Accounting Standards Board approved Statement of Financial Accounting Standards (SFAS) No. 141, "Business Combinations" and
No. 142, "Goodwill and Other Intangible Assets," which are effective for fiscal years beginning after December 15, 2001, with early adoption permitted. These statements, in summary, eliminate the use of the pooling method of accounting for business combinations occurring in the future, and discontinue the amortization of acquired goodwill, subject to periodic impairment testing. The
Company is analyzing the effects of the new standards as approved.

     In December 1999, the Securities and Exchange Commission (SEC) issued Staff
Accounting Bulletin (SAB) 101 "Revenue Recognition in Financial Statements." The
SAB summarizes certain of the SEC staff's views in applying accounting principles generally accepted in the United States of America to revenue recognition in financial statements. In June 2000, the SEC issued SAB 101B, which delays the implementation date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company does not believe that adoption of this SAB will materially impact its financial statements.

     Emerging Issues Task Force (EITF) Issue 00-10 "Accounting for Shipping and
Handling Fees and Costs," is effective for the fourth quarter of all fiscal years beginning after December 15, 1999. EITF 00-10 states that all amounts billed to a customer in a sale transaction related to shipping and handling represent revenues earned for the goods provided and should be classified as revenue. The Company does not believe that adoption of EITF 00-10 will materially impact the financial statements.

           QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     COMMODITY PRICE RISK

     The Company, as part of its trading activity, utilizes futures and option contracts offered through regulated commodity exchanges to reduce risk. The
Company is exposed to risk of loss in the market value of inventories and fixed or partially fixed purchase and sale contracts. So as to reduce that risk, the
Company generally takes opposite and offsetting positions using future contracts or options.

     Certain commodities cannot be hedged with future or option contracts because such contracts are not offered for these commodities by regulated commodity exchanges. Inventories and purchase contracts for those commodities are hedged with forward sales contracts to the extent practical so as to arrive at a net commodity position within the formal position limits set by the Company and deemed prudent for each of those commodities. Commodities for which future contracts and options are available are also typically hedged first in this manner, with futures and options used to hedge within position limits that portion not covered by forward contracts.

     Unrealized gains and losses on futures contracts and options used to hedge grain and oilseed inventories and fixed priced contracts are recognized for financial reporting, and the inventories and fixed priced contracts are marked to market so that gains or losses on the derivative contracts are offset by gains or losses on inventories and fixed priced contracts during the same accounting period. A 10% adverse change in market prices would not materially effect the Company's results of operations, financial position or liquidity.

     Through August 31, 2000, unrealized gains and losses on futures contracts and options used to hedge energy inventories and fixed priced contracts were deferred until such future contracts and options were closed. Effective
September 1, 2000, those gains and losses are recognized for financial reporting. The inventories hedged with these derivatives are valued at lower of cost or market, and effective September 1, 2000, the fixed priced contracts are marked to market.

     INTEREST RATE RISK

     The Company manages interest expense using a mix of fixed and floating rate debt. These debt instruments are carried at amounts approximating estimated fair value. Short term debt used to finance inventories and receivables is represented by notes payable within thirty days or less so that the blended interest rate to the Company for all such notes approximates current market rates. Long-term debt used to finance non-current assets carries various fixed interest rates and is payable at various dates so as to minimize the effect of market interest rate changes. The effective interest rate to the Company on fixed rate debt outstanding on May 31, 2001 was approximately 7.1%; a 10%
adverse change in market rates would not materially effect the Company's results of operations, financial position or liquidity.

                                       19

     FOREIGN CURRENCY RISK

     The Company conducts essentially all of its business in U.S. dollars and has no risk regarding foreign currency fluctuations. Foreign currency fluctuations do, however, impact the ability of foreign buyers to purchase U.S.
agricultural products and the competitiveness of U.S. agricultural products compared to the same products offered by alternative sources of world supply.

                         AFFILIATED TRANSACTIONS POLICY

     Our Board has adopted an affiliated transactions policy which provides that all material affiliated transactions (as defined below) and loans to affiliates must be made on terms that are no less favorable to us than those that can be obtained from unaffiliated third parties, and that all material affiliated transactions and loans as defined below, or any forgiveness of loans, must be approved by: (a) a majority of the independent directors who do not have an interest in the transaction; or (b) the affirmative vote of members holding a majority of the outstanding membership interests, excluding the membership interests of members having an interest in the transaction.

     The policy permits the purchase and sale of our products and services described in the "Business" section of this prospectus by directors, officers, members or other affiliated parties of the Issuer without the required approvals if the purchase or sale price is substantially equal to the then current market price and the transaction is on terms no less favorable to the Issuer than those that can be obtained from unaffiliated third parties. For purposes of the preceding paragraph the term "material affiliated transactions" shall be defined as transactions outside the ordinary course of business valued at greater than
$1 million between any director or executive officer and the Company.

                       DESCRIPTION OF THE PREFERRED STOCK

     THIS SECTION DESCRIBES THE GENERAL TERMS AND PROVISIONS OF THE PREFERRED
STOCK. THIS INFORMATION MAY NOT BE COMPLETE IN ALL RESPECTS AND IS QUALIFIED
ENTIRELY BY REFERENCE TO OUR RESTATED ARTICLES OF INCORPORATION, AS AMENDED, AND
THE RESOLUTION OF OUR BOARD OF DIRECTORS ESTABLISHING THE PREFERRED STOCK AND
DESIGNATING THE RELATIVE RIGHTS, PREFERENCES, PRIVILEGES AND LIMITATIONS OF THE
PREFERRED STOCK.

     Shares of the preferred stock will be fully paid and non-assessable. Each share of the preferred stock has a liquidation preference of $1.00 plus any accrued but unpaid dividends. We will not issue any share of the preferred stock at a price less than $1.00 per share. However, neither the issue price nor liquidation price of a share of the preferred stock will be indicative of the price at which it will actually trade after issuance. The preferred stock will be issued in book-entry form only. In accordance with our articles of incorporation, our board of directors has authorized the sale and transfer of the preferred stock.

     We will not offer the preferred stock to our executive officers or directors except on the terms described in this prospectus.

     RANK

     The preferred stock will have priority over any instrument that (i)
represents a "patronage refund" (as that term is used in our restated articles of incorporation), (ii) any class or series of capital stock designated as junior to the preferred stock and (iii) our common stock, if any, with respect to dividends and distribution of assets. The preferred stock will rank junior to any class or series of capital stock designated by our board of directors as senior to the preferred stock both as to payment of dividends and as to distributions of assets upon the liquidation, dissolution or winding up of us, whether voluntary or involuntary. Unless otherwise designated in our restated
articles of incorporation or by the board of directors, any other class or series of capital stock will rank PARI PASSU with the preferred stock.

     DIVIDENDS

     Holders of the preferred stock will be entitled to receive cash dividends at a rate of 8% per annum per share when, as and if declared by our board of directors, from funds legally available for the payment of dividends. Dividends on the preferred stock are fully cumulative, beginning on the date of original issuance. Dividends will be computed on the basis of a 365-day year, except for leap years, when dividends will be computed on the basis of a 366-day year.

     If you hold 10,000 shares or more of preferred stock, dividends will be payable on the first day of each calendar month, as declared; otherwise you will receive quarterly dividends when declared, payable on the first day of March,
June, September and December. If a payment date falls on a Saturday, Sunday or legal holiday, the dividend will be payable without interest on the next business day. Dividends will be payable by check or electronic transfer to your account at a financial institution that is an Automated Clearing House member, to the holders of record of the preferred stock. Dividends will be prorated according to the number of days the shares are outstanding, which might result in the amount of your dividend payment varying from payment period to payment period. If our board of directors does not set a record date for a monthly dividend payment, the record date will be five business days prior to the first business day of the month. In no event may the dividends on a share of the preferred stock exceed 8% per annum.

                                       20

     NO SINKING FUND

     Shares of the preferred stock are not exchangeable or convertible into other capital stock or other securities or property. The preferred stock is not subject to the operation of a purchase, retirement or sinking fund.

     REDEMPTION

     We may redeem all or any portion of the preferred stock upon 30 days'
written notice. However, we may not redeem less than all of the outstanding shares of the preferred stock if dividends payable on the preferred stock for any previous payment periods are in arrears. Any of the preferred stock that we redeem will be redeemed at a price of $1.00 per share, plus any accrued but unpaid dividends to the date of redemption. If we redeem less than all of the outstanding shares of the preferred stock, we will determine by lot or by another method selected by our board of directors the shares of preferred stock to be redeemed or we will redeem a portion of each holder's shares of preferred stock on a pro rata basis.

     If we redeem shares of the preferred stock we will give notice by first class mail. This notice will specify the date fixed for redemption, the redemption price, that any accrued but unpaid dividends to the date fixed for redemption will be paid on the date fixed for redemption and that after the redemption date, dividends will no longer accumulate on the preferred stock.

     LIQUIDATION

     Upon any voluntary or involuntary liquidation, dissolution or winding up of the affairs of CHS Cooperatives, holders of the preferred stock will be entitled to receive distributions upon liquidation in the amount of $1.00 per share plus an amount equal to any accrued and unpaid dividends. These distributions will be made before any distribution is made on any securities ranking junior to the preferred stock with respect to liquidation. If the liquidation amounts payable relating to the preferred stock and any other securities ranking on a parity with the preferred stock regarding liquidation rights are not paid in full, the holders of the preferred stock will share ratably in proportion to the full liquidation preferences of each security. Holders of the preferred stock will not be entitled to any other amounts from us after they have received their full liquidation preference.

     VOTING

     The holders of preferred stock will have no voting rights, except as required by law and as described below.

     Without the affirmative vote of a majority of the shares of the preferred stock then outstanding, we may not amend, alter or repeal our articles of incorporation if the amendment, alteration or repeal adversely affects the rights or preferences of the preferred stock.

     The board of director's ability to authorize, without shareholder approval, the issuance of additional classes or series of preferred stock with conversion and other rights may adversely affect you as a holder of preferred stock or the rights of holders of any series of preferred stock that may be outstanding.

     NO PREEMPTIVE RIGHTS

     Holders of the preferred stock will have no preemptive right to acquire shares of any class or series of our capital stock.

     BOOK-ENTRY SYSTEM

     We will issue the preferred stock in book-entry form only. This means that we will not issue actual certificates to each holder.

                                       21

     TRANSFER AGENT AND REGISTRAR

     We will act as our own transfer agent and registrar.

                              PLAN OF DISTRIBUTION

     Sumner Harrington will act as our agent, providing for the sale of the shares of preferred stock described in this prospectus. The principal offices of
Sumner Harrington are located at 11100 Wayzata Blvd., Suite 170, Minnetonka,
Minnesota, 55305, and its telephone number is (952) 417-2663.

     This is a best efforts offering. Sumner Harrington is not obligated to purchase any number or dollar amount of shares at any time. Sumner Harrington has agreed to use its best efforts to sell on our behalf all of the preferred stock offered by this prospectus. However, there can be no assurance that all of the shares offered will be sold. Accordingly, investors will bear the risk that we will accept subscriptions totaling less than 50,000,000 shares and then be unable to successfully complete all of the anticipated uses of the proceeds of this offering.

     Funds from this offering will not be placed in an escrow or trust account and will be available for use as the funds are received.

     We propose to offer our preferred stock to the public at the public offering price set forth on the cover of this prospectus, and will pay Sumner
Harrington commissions in an amount equal to 3.0% of the aggregate purchase price of the preferred stock sold. Sumner Harrington may allow all or any part of such commissions to any selected placement agent.

     A subscription agreement will be required to be submitted by all purchasers of the shares. We will determine, in our sole discretion, to accept or reject subscriptions within three days following their receipt. In addition, you will have the opportunity until the close of business of the third business day following the receipt of your subscription agreement to rescind your subscription agreement. Funds of an investor whose subscription is rejected or rescinded will be promptly returned directly to such person without interest or deduction. We reserve the right to refuse to sell our preferred stock to any person at any time.

     On September 13, 2001, we loaned K. Edward Elverud, the president of Sumner
Harrington, the principal sum of $80,000 at an interest rate of 6.5%. The note is due on November 14, 2001 or at our demand. On October 11, 2001, we loaned
Mr. Elverud an additional $70,000 at an interest rate of 6.5%. The note is due on December 11, 2001 or at our demand.

                                 USE OF PROCEEDS

     If all of the preferred stock we are offering is sold, we expect the net proceeds to be approximately $47,837,000 million, after deducting sales commissions and other expenses. We expect to use the net proceeds from this offering in the manner indicated in the following table:

Use of Proceeds                                 Amount          Percentage
---------------                                 ------          ----------

Repayment of short-term indebtedness*        $47,837,000           100%

*The short-term debt to be repaid is the Company's 364-day credit facility with a syndication of banks. The commitment on this 364-day facility is $550.0 million, of which $110.2 million was outstanding on September 30, 2001. As of
September 30, 2001 the interest rates of the short-term indebtedness ranged from
3.38% to 3.62%.

                                  LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for CHS
Cooperatives by Dorsey & Whitney LLP, Minneapolis, Minnesota and for the
agent by Briggs and Morgan, Professional Association, St. Paul and Minneapolis,
Minnesota.

                                     EXPERTS

     The audited financial statements of Cenex Harvest States Cooperatives included in this Prospectus, except as they relate to Harvest States
Cooperatives for the year ended May 31, 1998, have been audited by
PricewaterhouseCoopers LLP, independent accountants, and, insofar as they relate to Harvest States Cooperatives for the year ended May 31, 1998, by Deloitte &
Touche LLP, independent accountants, whose reports thereon appear herein. Such financial statements have been so included in reliance on the reports of such independent accountants given on the authority of such firms as experts in auditing and accounting.

     The financial statements of the Oilseed Processing and Refining Defined
Business Unit and the Wheat Milling Defined Business Unit each incorporated by reference in this Prospectus to the Annual Report on Form 10-K of Cenex Harvest
States Cooperatives have been so incorporated in reliance on the reports of
PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

     The financial statements of Ventura Foods, LLC incorporated by reference in this Prospectus from the Annual Report on Form 10-K/A of Cenex Harvest States
Cooperatives for the year ended August 31, 2000 have been so incorporated in reliance on the report of Deloitte & Touche LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                                       22

                              AVAILABLE INFORMATION

     We are subject to the information requirements of the Securities Exchange
Act of 1934 and file reports and other information with the Securities and
Exchange Commission. Our SEC filings are available to the public over the
Internet at the SEC's website at http://www.sec.gov. You may also read and copy any document we file with the SEC at its Public Reference Room at 450 Fifth
Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the
SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at
1-800-SEC-0330 for further information on the operation of its Public Reference
Room.

                    INCORPORATION OF INFORMATION BY REFERENCE

     The SEC allows us to "incorporate by reference" into this prospectus the information we have filed with it. The information incorporated by reference is an important part of this prospectus and the information that we file subsequently with the SEC will automatically update this prospectus. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below and any filings we make with the SEC under Section 13(a), 13(c), 14, or 15(d) of the
Securities Exchange Act of 1934, after the initial filing of this registration statement that contains this prospectus and prior to the time that all the securities offered by this prospectus are sold:

          *    Our Annual Report on Form 10-K, as amended, for the fiscal year ended August 31, 2000; and

          *    Our Quarterly Reports on Form 10-Q for the quarters ended
               November 30, 2000, February 28, 2001, and May 31, 2001.

     You may request a copy of these filings, at no cost, by writing or telephoning us at the following address:

                        Cenex Harvest States Cooperatives
                           Attention: Jodell M. Heller
                                5500 Cenex Drive
                      Inver Grove Heights, Minnesota 55077
                                 (651) 451-5151

     The information in the documents incorporated by reference will be deemed superseded to the extent that more current information is included in this prospectus or any future document incorporated herein.

                                       23

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
                        CENEX HARVEST STATES COOPERATIVES

                                                                        PAGE NO.
                                                                        --------

Consolidated Balance Sheets as of August 31, 2000, 1999 and 1998.......... F-1
Consolidated Statements of Operations for the years ended August 31,
     2000 and 1999, the three months ended August 31, 1998 and the year ended May 31, 1998................................................... F-2
Consolidated Statements of Equities and Comprehensive Income for the
     years ended August 31, 2000 and 1999, the three months ended
     August 31, 1998 and the year ended May 31, 1998...................... F-3
Consolidated Statements of Cash Flows for the years ended August 31,
     2000 and 1999, the three months ended August 31, 1998 and the year

Consolidated Balance Sheets as of May 31, 2001 (unaudited), August 31, 2000 and May 31, 2000 (unaudited)........................................ F-29
Unaudited Consolidated Statements of Operations for the nine months ended
     May 31, 2001 and 2000................................................ F-30
Unaudited Consolidated Statements of Cash Flows for the nine months ended
     May 31, 2001 and 2000................................................ F-31
Notes to Unaudited Consolidated Financial Statements...................... F-32

                                       24

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS

                                                         August 31,      August 31,      August 31,
(DOLLARS IN THOUSANDS)                                      2000            1999            1998
----------------------------------------------------------------------------------------------------
ASSETS
Current assets:
  Cash and cash equivalents                             $     56,393    $     75,667    $    120,008
  Receivables                                                834,743         606,641         471,516
  Inventories                                                602,385         549,703         479,734
  Other current assets                                        37,777          39,414          37,707
                                                        --------------------------------------------
      Total current assets                                 1,531,298       1,271,425       1,108,965

Investments                                                  451,211         427,896         347,334
Property, plant and equipment                              1,034,768         968,333         915,770
Other assets                                                 155,403         120,010          97,034
                                                        --------------------------------------------
Total assets                                            $  3,172,680    $  2,787,664    $  2,469,103
                                                        ============================================

LIABILITIES AND EQUITIES
Current liabilities:
  Notes payable                                         $    217,926    $    196,986    $        475
  Current portion of long-term debt                           30,173          21,562          13,855
  Customer credit balances                                    36,779          44,970          41,324
  Customer advance payments                                  131,935         127,755         148,021
  Checks and drafts outstanding                               84,086          48,605          54,742
  Accounts payable                                           624,772         449,774         383,161
  Accrued expenses                                           147,710         119,728         119,373
  Patronage dividends and equity retirements payable          43,694          43,000          63,562
                                                        --------------------------------------------
      Total current liabilities                            1,317,075       1,052,380         824,513

Long-term debt                                               480,327         461,104         442,985
Other liabilities                                             84,929          88,173          75,801
Minority interests in subsidiaries                           125,923          68,371          59,927
Commitments and contingencies
Equities                                                   1,164,426       1,117,636       1,065,877
                                                        --------------------------------------------
Total liabilities and equities                          $  3,172,680    $  2,787,664    $  2,469,103
                                                        ============================================

         The accompanying notes are an integral part of the consolidated financial statements.

                                       F-1

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                   FOR THE
                                               FOR THE YEAR     FOR THE YEAR     THREE MONTHS     FOR THE YEAR
                                                  ENDED            ENDED            ENDED             ENDED
(DOLLARS IN THOUSANDS)                          AUGUST 31,       AUGUST 31,       AUGUST 31,         MAY 31,
--------------------------------------------------------------------------------------------------------------
                                                   2000             1999             1998             1998
                                               ------------     ------------     ------------     ------------
Revenues:
   Net sales                                   $  8,435,805     $  6,328,618     $  1,518,253     $  8,345,175
   Patronage dividends                                5,494            5,876            5,111           70,387
   Other revenues                                   103,199           85,128           18,290           89,785
                                               ------------     ------------     ------------     ------------
                                                  8,544,498        6,419,622        1,541,654        8,505,347
                                               ------------     ------------     ------------     ------------

Costs and expenses:
   Cost of goods sold                             8,240,415        6,144,519        1,463,120        8,149,251
   Marketing, general and administrative            159,028          152,031           34,998          126,061
   Interest                                          57,566           42,438           12,311           34,620
   Equity (income) loss from investments            (28,325)         (22,363)           9,142           (8,381)
   Minority interests                                24,546           10,017            3,252            6,880
                                               ------------     ------------     ------------     ------------
                                                  8,453,230        6,326,642        1,522,823        8,308,431
                                               ------------     ------------     ------------     ------------

Income before income taxes                           91,268           92,980           18,831          196,916
Income taxes                                          3,880            6,980            2,895           19,615
                                               ------------     ------------     ------------     ------------
Net income                                     $     87,388     $     86,000     $     15,936     $    177,301
                                               ============     ============     ============     ============

Distribution of net income:
   Patronage refunds                           $     87,400     $     57,500     $     32,650     $    144,578
   Nonpatronage refunds                                                                                  8,609
   Deferred patronage                               (24,900)          21,773          (24,134)          (2,482)
   Unallocated capital reserve                       24,888            6,727            7,420           26,596
                                               ------------     ------------     ------------     ------------
Net income                                     $     87,388     $     86,000     $     15,936     $    177,301
                                               ============     ============     ============     ============

         The accompanying notes are an integral part of the consolidated financial statements.

                                       F-2

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
CONSOLIDATED STATEMENTS OF EQUITIES AND COMPREHENSIVE INCOME
FOR THE YEARS ENDED AUGUST 31, 2000 AND 1999, FOR THE THREE MONTHS ENDED AUGUST
31, 1998 AND FOR THE YEAR ENDED MAY 31, 1998

                                                                                                         OILSEED
                                        CAPITAL    NONPATRONAGE                              WHEAT      PROCESSING
                                        EQUITY        EQUITY      COMMON      PREFERRED     MILLING     & REFINING   PATRONAGE
(DOLLARS IN THOUSANDS)               CERTIFICATES  CERTIFICATES    STOCK        STOCK         EPUS         EPUS       REFUNDS
------------------------------------------------------------------------------------------------------------------------------
Balances, June 1, 1997                 $ 267,384    $  15,144    $      20    $ 469,201    $   9,574    $   4,296    $  83,420

Patronage determination                                                                                                 36,061
Patronage distribution                    31,258        6,863                    52,831                               (119,481)
Equity retirement determination                                                  27,453
Equities retired                          (9,542)        (520)                  (27,362)
Equities issued                           10,561
Other, net                                   128         (178)                   (3,451)         (96)         (96)

Comprehensive income:
   Net income                                           8,609                                                          144,578
   Other comprehensive loss
Total comprehensive income

Cash patronage and equity
  retirement provisions                  (13,329)                               (31,273)                               (44,340)
                                       ---------    ---------    ---------    ---------    ---------    ---------    ---------
Balances, May 31, 1998                   286,460       29,918           20      487,399        9,478        4,200      100,238

Results of operations of CENEX, Inc.
  for the eight months ended
  May 31, 1998                               (21)         (36)                   52,639                                (23,310)
Exchange of equities to effect
  pooling                                540,058                       (20)    (540,038)
Included with May 31, 1998
   equity retirements payable              4,429
Equities retired                          (4,429)         (13)
Equities issued                              911
Other, net                                                (64)                                    (6)          (6)

Comprehensive income:
   Net income                                                                                                           32,650
   Other comprehensive loss
Total comprehensive income

Cash patronage and equity
  retirement provisions                    1,832                                                                        (9,800)
                                       ---------    ---------    ---------    ---------    ---------    ---------    ---------
Balances, August 31, 1998                829,240       29,805           --           --        9,472        4,194       99,778

Patronage and equity retirement
  determination                           19,412                                                                        44,150
Patronage distribution                    99,052         (612)                                                        (143,928)
Equities retired                         (23,700)         (97)
Equities issued                           14,714
Other, net                                  (674)        (311)                                  (214)          (6)

Comprehensive income:
   Net income                                                                                                           57,500
   Other comprehensive loss
Total comprehensive income

Cash patronage and equity
  retirement provisions                  (25,750)                                                                      (17,250)
                                       ---------    ---------    ---------    ---------    ---------    ---------    ---------
Balances, August 31, 1999                912,294       28,785           --           --        9,258        4,188       40,250

Patronage and equity retirement
  determination                           25,750                                                                        17,250
Patronage distribution                    41,182                                                                       (57,500)
Equities retired                         (28,615)         (82)
Equities issued                            7,921
Other, net                                  (178)        (194)                                   (12)          (6)

Comprehensive income:
   Net income                                                                                                           87,400
   Other comprehensive loss
Total comprehensive income

Cash patronage and equity
   retirement provisions                 (17,474)                                                                      (26,220)
                                       ---------    ---------    ---------    ---------    ---------    ---------    ---------
Balances, August 31, 2000              $ 940,880    $  28,509    $      --    $      --    $   9,246    $   4,182    $  61,180
                                       =========    =========    =========    =========    =========    =========    =========

         The accompanying notes are an integral part of the consolidated financial statements.

                                       F-3

                              ACCUMULATED
               UNALLOCATED       OTHER        ALLOCATED
   DEFERRED      CAPITAL     COMPREHENSIVE     CAPITAL          TOTAL
  PATRONAGE      RESERVE     INCOME (LOSS)     RESERVE        EQUITIES
-----------------------------------------------------------------------
$   (71,725)   $   158,003    $     1,281    $     8,200    $   944,798

                      (309)                                      35,752
                    (7,511)                                     (36,040)
                                                                 27,453
                                                                (37,424)
                                                                 10,561
                       299                            (6)        (3,400)

     (2,482)        26,596                                      177,301
                                      (86)                          (86)
                                                            -----------
                                                                177,215
                                                            -----------

                                                                (88,942)
-----------    -----------    -----------    -----------    -----------
    (74,207)       177,078          1,195          8,194      1,029,973

    (13,086)        13,401                                       29,587
                                                                     --
                                                                  4,429
                                                                 (4,442)
                                                                    911
                    (1,177)                           (2)        (1,255)

    (24,134)         7,420                                       15,936
                                   (1,294)                       (1,294)
                                                            -----------
                                                                 14,642
                                                            -----------

                                                                 (7,968)
-----------    -----------    -----------    -----------    -----------
   (111,427)       196,722            (99)         8,192      1,065,877

                                                                 63,562
                     1,738                                      (43,750)
                                                                (23,797)
                                                                 14,714
                       350                           (44)          (899)

     21,773          6,727                                       86,000
                                   (1,071)                       (1,071)
                                                            -----------
                                                                 84,929
                                                            -----------

                                                                (43,000)
-----------    -----------    -----------    -----------    -----------
    (89,654)       205,537         (1,170)         8,148      1,117,636

                                                                 43,000
                    (1,588)                                     (17,906)
                                                                (28,697)
                                                                  7,921
                       453                           (28)            35

    (24,900)        24,888                                       87,388
                                   (1,257)                       (1,257)
                                                            -----------
                                                                 86,131
                                                            -----------

                                                                (43,694)
-----------    -----------    -----------    -----------    -----------
$  (114,554)   $   229,290    $    (2,427)   $     8,120    $ 1,164,426
===========    ===========    ===========    ===========    ===========

         The accompanying notes are an integral part of the consolidated financial statements.

                                       F-4

               CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                              For the year   For the year   For the three   For the year
                                                                 ended          ended        months ended       ended
                                                               August 31,     August 31,      August 31,       May 31,
(DOLLARS IN THOUSANDS)                                            2000           1999            1998           1998
------------------------------------------------------------------------------------------------------------------------
Cash flows from operating activities:
  Net income                                                   $   87,388     $   86,000     $   15,936     $  177,301
  Adjustments to reconcile net income to net
   cash provided by (used in) operating activities:
     Depreciation and amortization                                 92,699         81,246         20,570         69,877
     Noncash net (income) loss from joint ventures                (28,325)       (22,363)         9,142         (8,381)
     Minority interests                                            24,546         10,017          3,252          6,880
     Adjustment of inventories to market value                                   (35,346)        12,108         10,153
     Noncash portion of patronage dividends received               (6,825)        (4,847)        (9,305)       (61,732)
     Loss (gain) on sale of property, plant and equipment           1,167         (1,706)          (458)        (7,487)
     Other, net                                                    (3,130)           196                          (978)
     Changes in operating assets and liabilities:
       Receivables                                               (229,067)      (133,641)        92,897         63,221
       Inventories                                                  1,717        (34,623)        31,178         25,753
       Other current assets and other assets                       (7,508)       (29,483)        (3,441)         2,929
       Customer credit balances                                    (8,191)         3,646         (1,552)        10,594
       Customer advance payments                                    4,180        (20,266)        39,533        (45,531)
       Accounts payable and accrued expenses                      202,980         66,968        (89,932)       (18,215)
       Other liabilities                                           (3,244)        12,383          3,968          5,196
                                                               -------------------------------------------------------
      Net cash provided by (used in) operating activities         128,387        (21,819)       123,896        229,580
                                                               -------------------------------------------------------
Cash flows from investing activities:
  Acquisition of property, plant and equipment                   (153,796)      (124,471)       (41,152)      (145,231)
  Proceeds from disposition of property, plant
       and equipment                                                7,655          6,785            824         21,877
  Investments                                                     (35,297)       (63,324)           (37)        (3,125)
  Equity investments redeemed                                      41,250          8,829            360         12,686
  Investments redeemed                                              2,638          2,412             31         17,247
  Changes in notes receivable                                         600            334            792         (5,036)
  Acquisitions of intangibles                                     (26,513)
  Distribution to minority owners                                 (21,089)        (2,255)        (2,809)        (1,892)
  Other investing activities, net                                    (339)           926         (1,671)        (3,330)
                                                               -------------------------------------------------------
        Net cash used in investing activities                    (184,891)      (170,764)       (43,662)      (106,804)
                                                               -------------------------------------------------------
Cash flows from financing activities:
  Changes in notes payable                                         20,940        196,511        (53,025)       (88,901)
  Long-term debt borrowings                                        49,914         40,000        359,078         83,916
  Principal payments on long-term debt                            (22,502)       (14,585)      (317,228)       (42,171)
  Changes in checks and drafts outstanding                         35,481         (6,137)       (28,141)        (7,548)
  Retirements of equity                                           (28,697)       (23,797)        (4,442)       (36,880)
  Cash patronage dividends paid                                   (17,906)       (43,750)                      (35,898)
                                                               -------------------------------------------------------
        Net cash provided by (used in) financing activities        37,230        148,242        (43,758)      (127,482)
                                                               -------------------------------------------------------

Net cash flows of CENEX, Inc. from October 1, 1997
     through May 31, 1998                                                                        14,734
                                                               -------------------------------------------------------
Net (decrease) increase in cash and cash
     equivalents                                                  (19,274)       (44,341)        51,210         (4,706)
Cash and cash equivalents at beginning of period                   75,667        120,008         68,798         73,504
                                                               -------------------------------------------------------
Cash and cash equivalents at end of period                     $   56,393     $   75,667     $  120,008     $   68,798
                                                               =======================================================

         The accompanying notes are an integral part of the consolidated financial statements.

                                       F-5

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

     ORGANIZATION:

Cenex Harvest States Cooperatives (Cenex Harvest States or the Company) is an
agricultural cooperative organized for the mutual benefit of its members.
Members of the cooperative are located throughout the United States. In addition to grain marketing, wheat milling and oilseed processing and refining, the
Company provides its patrons with energy and agronomy products and other farm supplies. Sales are both domestic and international.

In accordance with the By-Laws and by action of the Board of Directors, annual net savings from patronage sources is distributed to consenting patrons following the close of each year, and is based on amounts reportable for federal income tax purposes as determined by the cooperative and further adjusted in accordance with the By-Laws. The By-Laws provide that an amount of up to 10% of the distributable annual net savings from patronage sources be added to the unallocated reserve as determined by the Board of Directors.

     BASIS OF PRESENTATION:

Pursuant to a Plan of Combination dated May 29, 1998 (the Plan of Combination),
CENEX, Inc. (Cenex) and Harvest States Cooperatives combined through merger on
June 1, 1998 (the Combination), with Harvest States Cooperatives the surviving corporation. In accordance with the Plan of Combination, the Articles of
Incorporation and By-Laws of Harvest States Cooperatives were restated and the name was changed to Cenex Harvest States Cooperatives.

As a result of the Combination, each holder of common stock of Cenex became a member of Cenex Harvest States, to the extent eligible for membership, and all equity interests of Cenex were determined and exchanged for equal equity interests in Cenex Harvest States at its stated dollar amount on a dollar-for-dollar basis, as more thoroughly set forth in the Plan of
Combination. Prior to the Combination, Cenex's year end was September 30 and
Harvest States Cooperatives' year end was May 31. Subsequent to the Combination, the Company changed its fiscal year end to August 31.

The merger constituted a tax-free reorganization and has been accounted for as a pooling of interests. The Company's consolidated financial statements reflect the financial position and results of operations of the combined companies as if the merger had occurred on June 1, 1996. The consolidated statements of operations and cash flows for the year ended May 31, 1998, reflects the results of operations and cash flows of Harvest States Cooperatives for the year then ended combined with the results of operations and cash flows of Cenex for the year ended September 30, 1997. The consolidated results of operations of Cenex for the eight months ended May 31, 1998, have been excluded from the reported results of operations and, therefore, have been recorded as an adjustment to the
Company's equities and cash flows in the consolidated statements of equities and comprehensive income and cash flows during the three months ended August 31,
1998.

                                       F-6

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

All significant transactions between Harvest States Cooperatives and Cenex prior to the Combination have been eliminated. Certain amounts previously reported have been reclassified to conform to the current year presentation.

     CONSOLIDATION:

The consolidated financial statements include the accounts of Cenex Harvest
States and all of its wholly-owned and majority-owned subsidiaries, including
National Cooperative Refinery Association (NCRA) and its wholly-owned and majority-owned subsidiaries. The effects of all significant intercompany transactions have been eliminated.

On September 1, 1999, NCRA and Farmland Industries, Inc. (Farmland) formed
Cooperative Refining, LLC (CRLLC), which was established to operate and manage the refineries and related pipelines and terminals of NCRA and Farmland. NCRA and Farmland contributed inventories of $73.8 million and $54.4 million, respectively, in exchange for their ownership interests. Effective August 30,
2000, NCRA gave notice of its intent to terminate and dissolve CRLLC, in accordance with the provisions of the agreements, effective no later than
September 1, 2001.

During 2000, the Company entered into a series of transactions the result of which was the exchange of its agronomy operations, consisting primarily of its interests in and ownership of the Cenex/Land O'Lakes Agronomy Company and Agro
Distribution, LLC and related entities for a 25% equity ownership interest in
Agriliance, LLC (Agriliance). Agriliance was created to be a distributor of crop nutrients, crop protection products and other agronomy inputs and services formerly owned by the Company, Land O' Lakes, Inc. (Land O' Lakes) and Farmland.

During 2000, the Company made various immaterial acquisitions, which have been accounted for using the purchase method of accounting. Operating results of the acquisitions are included in the consolidated financial statements since the respective acquisition dates. The respective purchase prices were allocated to the assets and liabilities based upon the estimated fair values. The excess purchase price over the estimated fair values of the net assets acquired has been reported as identifiable intangible assets and goodwill.

     CASH EQUIVALENTS:

Cash equivalents include short-term highly liquid investments with original maturities of three months or less at date of acquisition.

     INVENTORIES AND HEDGING:

Grain, processed grain, oilseed and processed oilseed are stated at market values including appropriate adjustments for open purchases, sales and futures contracts. All other inventories are stated at the lower of cost or market. The cost of certain energy inventories (wholesale refined products, crude oil and asphalt) is determined on the last-in, first-out (LIFO) method; all other energy inventories are valued on the first-in, first-out (FIFO) and average cost methods.

                                       F-7

1.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, CONTINUED:

     INVENTORIES AND HEDGING, CONTINUED:

The Company enters into exchange-traded commodity futures and options contracts to hedge its exposure to price fluctuations on energy, grain and oilseed transactions to the extent considered practicable for minimizing risk from market price fluctuations. Futures contracts used for hedging are purchased and sold through regulated commodity exchanges. Inventories, however, may not be completely hedged, due in part to the absence of satisfactory hedging facilities for certain commodities and geographical areas and in part to the Company's assessment of its exposure from expected price fluctuations. Noncommodity exchange purchase and sale contracts may expose the Company to risk in the event that a counterparty to a transaction is unable to fulfill its contractual obligation. The Company manages its risk by entering into purchase contracts with preapproved producers and establishing appropriate limits for individual suppliers. Sales contracts are entered into with organizations of acceptable creditworthiness, as internally evaluated.

Commodity trading in futures and options contracts is a natural extension of cash market trading. The commodity futures and options markets have underlying principles of increased liquidity and longer trading periods than the cash market, and hedging is one method of reducing exposure to price fluctuations.
The Company's use of futures and options contracts reduces the effects of price volatility, thereby protecting against adverse short-term price movements while somewhat limiting the benefits of short-term price movements.

Gains and losses on futures transactions related to energy inventories are credited or charged to cost of goods sold. Energy related gains and losses on hedge contracts not yet closed are accounted for as unrealized gains or losses and, accordingly, are deferred in the consolidated balance sheet. All other futures transactions are marked to market. Open hedge positions and deferred gains and losses for futures and options contracts were not significant as of
August 31, 2000, 1999 and 1998.

In June 1998, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standards (SFAS) No. 133, a standard related to the accounting for derivative transactions and hedging activities. In June 1999, the
FASB issued SFAS No. 137, which defers the effective date of SFAS No. 133 to all fiscal quarters of all fiscal years beginning after June 15, 2000. This statement will be adopted effective September 1, 2000, but is not expected to materially impact the Company's financial statements.

     INVESTMENTS:

Investments in cooperatives are stated at cost, plus patronage dividends received in the form of capital stock and other equities. Patronage dividends are recorded at the time qualified written notices of allocation are received.
Joint ventures and other investments in which the Company has significant ownership and influence, but not control, are included in the consolidated financial statements under the equity method of accounting. Investments in other debt and equity securities are considered available for sale and are stated at market value, with unrealized amounts included in accumulated other comprehensive income (loss).

     PROPERTY, PLANT AND EQUIPMENT AND OTHER LONG-LIVED ASSETS:

Property, plant and equipment are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line method by charges to operations at rates based upon the expected useful lives of individual or groups of assets. Leasehold rights and other intangible assets are amortized using the straight-line method over three to 50 years, primarily 15 to 20 years. The cost and related accumulated depreciation and amortization of assets sold or otherwise disposed of are removed from the related accounts and resulting gains or losses are reflected in operations.
Expenditures for maintenance and repairs and minor renewals are expensed while costs of major renewals and betterments are capitalized.

The Company periodically reviews property, plant and equipment and other long-lived assets in order to assess recoverability based on projected income and related cash flows on an undiscounted basis. Should the sum of the related, expected future net cash flows be less than the carrying value, an impairment loss would be recognized. An impairment loss would be measured by the amount by which the carrying value of the asset exceeds the fair value of the asset.

                                       F-8

The Company's current policy for planned major maintenance activities is to accrue for those estimated costs, which primarily consist of direct maintenance expenses. The planned major maintenance activities are primarily related to the
Company's energy refinery operations.

     REVENUE RECOGNITION:

Grain and oilseed sales are recorded at time of settlement. All other sales are recognized upon shipment to customers.

     ENVIRONMENTAL EXPENDITURES:

Liabilities related to remediation of contaminated properties are recognized when the related costs are considered probable and can be reasonably estimated.
Estimates of these costs are based on current available facts, existing technology, undiscounted site-specific costs and currently enacted laws and regulations. In reporting environmental liabilities, no offset is made for potential recoveries. All liabilities are monitored and adjusted as new facts or changes in law or technology occur. Environmental expenditures are capitalized when such costs provide future economic benefits.

     INCOME TAXES:

The Company is a nonexempt agricultural cooperative and files a consolidated federal income tax return with its 80% or more owned subsidiaries. The Company is subject to tax on net income from nonpatronage sources and undistributed patronage-sourced income. Deferred income taxes reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, at each year end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income.

     USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

                                       F-9

2.   RECEIVABLES:

Receivables as of August 31, 2000, 1999 and 1998 are as follows:

-------------------------------------------------------------------------------------------------
                                                          August 31,   August 31,    August 31,
(DOLLARS IN THOUSANDS)                                       2000         1999          1998
-------------------------------------------------------------------------------------------------
Trade                                                    $  834,349    $  595,403    $  474,454
Other                                                        23,643        34,493        20,377
                                                       ------------------------------------------
                                                            857,992       629,896       494,831
Less allowances for doubtful accounts                        23,249        23,255        23,315
                                                       ------------------------------------------
                                                         $  834,743    $  606,641    $  471,516
                                                       ==========================================

All export sales are denominated in U.S. dollars. Export sales for the years ended August 31, 2000 and 1999, for the three months ended August 31, 1998 and for the year ended May 31, 1998 are as follows:

-------------------------------------------------------------------------------------------------
                                 For the year      For the year    For the three    For the year
                                    ended             ended        months ended         ended
(DOLLARS IN MILLIONS)          August 31, 2000   August 31, 1999  August 31, 1998    May 31,1998
-------------------------------------------------------------------------------------------------
Africa                            $      191       $      158       $       94       $      280
Asia                                     552              310              149            1,217
Europe                                   304              358               79              404
North America                            324              198              104              331
South America                            119              122               10              268
                                -----------------------------------------------------------------
                                  $    1,490       $    1,146       $      436       $    2,500
                                =================================================================

3.   INVENTORIES:

Inventories as of August 31, 2000, 1999 and 1998 are as follows:

-------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                          August 31, 2000   August 31, 1999  August 31,1998
-------------------------------------------------------------------------------------------------
Energy                                             $  286,276       $  209,661       $  170,544
Grain and oilseed                                     215,570          202,166          153,384
Agronomy                                                                69,050           67,760
Processed grain and oilseed                            32,993           14,342           37,464
Feed and farm supplies                                 63,909           50,908           47,842
Other                                                   3,637            3,576            2,740
                                                 ------------------------------------------------
                                                   $  602,385       $  549,703       $  479,734
                                                 ================================================

As of August 31, 2000, the Company valued approximately 40% of inventories, primarily related to energy, using the lower of cost, determined on the LIFO method, or market (29% and 22% as of August 31, 1999 and 1998, respectively). As of August 31, 2000, 1999 and 1998, reserves amounting to no dollars, $20.4 million and $61.7 million, respectively, have been established to reduce energy inventories to estimated market value. If the FIFO method of accounting for inventories had been used, inventories would have been higher than the reported amount by $86.3 million and $5.3 million at August 31, 2000 and August 31, 1999, respectively. In fiscal 2000, the liquidation of certain LIFO layers decreased cost of goods sold by $4.3 million. The inventories in these LIFO layers were acquired in prior years at lower costs.

                                      F-10

4.   INVESTMENTS:

Investments as of August 31, 2000, 1999 and 1998 are as follows:

--------------------------------------------------------------------------------------------------------------
                                                                August 31,       August 31,         August 31,
(DOLLARS IN THOUSANDS)                                             2000             1999               1998
--------------------------------------------------------------------------------------------------------------
Cooperatives:
    CF Industries, Inc.                                         $152,996          $152,996          $152,996
    National Bank for Cooperatives (CoBank)                       32,817            33,942            37,630
    Ag Processing, Inc.                                           23,036            23,252            19,438
    Land O'Lakes, Inc.                                            21,967            19,256            15,489

Joint Ventures:
    Ventura Foods, LLC                                            87,315            55,562            41,666
    Cenex/Land O' Lakes Agronomy Company                                            36,933            34,068
    Agro Distribution, LLC                                                          45,741
    United Country Brands, LLC                                    70,099
    Tacoma Export Marketing Company                                9,378             8,821             6,849
Other                                                             53,603            51,393            39,198
                                                              ------------------------------------------------
                                                                $451,211          $427,896          $347,334
                                                              ================================================

In March 2000, the Company purchased an additional 10% interest in Ventura
Foods, LLC, its consumer products and packaging joint venture for approximately
$25.6 million. The Company now has a 50% interest in this joint venture.

The following provides summarized financial information for Ventura Foods, LLC as of and for the periods indicated below.

--------------------------------------------------------------------------------------------------------------
                                                               August 31,         August 31,       August 31,
(DOLLARS IN THOUSANDS)                                            2000               1999             1998
--------------------------------------------------------------------------------------------------------------
Current assets                                                  $133,112           $141,763         $125,898
Non-current assets                                               222,334            220,037          176,573
Current liabilities                                              107,570            149,238          150,167
Non-current liabilities                                          117,822             97,232           73,689
--------------------------------------------------------------------------------------------------------------

--------------------------------------------------------------------------------------------------------------
                                            For the 12        For the 12      For the three     For the 12
                                           months ended      months ended      months ended    months ended
(DOLLARS IN THOUSANDS)                    August 31, 2000   August 31, 1999   August 31, 1998   May 31, 1998
--------------------------------------------------------------------------------------------------------------
Net sales                                     $873,922          $881,016         $208,242         $780,501
Gross profit                                   143,394           107,326           17,830           83,019
Net income                                      55,115            30,475            2,245           17,797
--------------------------------------------------------------------------------------------------------------

Effective January 1, 2000, Cenex Harvest States, Farmland and Land O'Lakes
created Agriliance, a distributor of crop nutrients, crop protections products and other agronomy inputs and services. At formation, Agriliance managed the agronomy marketing operations of Cenex Harvest States, Farmland and Land
O'Lakes, with the Company exchanging the right to use its agronomy operations for 26.455% of the results of the jointly managed operations.

                                      F-11

4.   INVESTMENTS, CONTINUED:

In March 2000, the Company sold 1.455% of its economic interest in Agriliance, resulting in a gain of approximately $7.4 million. In July 2000, the Company exchanged its ownership in the Cenex/Land O' Lakes Agronomy Company and in Agro
Distribution, LLC with a total investment of $64.7 million at July 31, 2000 for a 25% equity interest in Agriliance. Agriliance is also owned by Farmland (25%)
and Land O' Lakes (50%). The interests of the Company and Farmland are held through equal ownership in United Country Brands, LLC, a joint venture holding company whose sole operations consist of the ownership of a 50% interest in
Agriliance. Equity in the joint venture was recorded at historical carrying value of its ownership in Cenex/Land O'Lakes Agronomy Company and Agro
Distribution, LLC and no gain or loss was recorded on the exchange.

In July 2000, Agriliance secured its own financing, which is without recourse to the Company. Agriliance then purchased the net working capital related to agronomy operations from each of its member owners, consisting primarily of trade accounts receivable and inventories, net of accounts payable.

The Company retained its ownership in CF Industries, Inc. an interregional cooperative involved in the manufacturing of crop nutrient products, and its interest in an Agronomy distribution business in Canada.

As of August 31, 2000, Agriliance reported current assets, non-current assets, current liabilities and non-current liabilities of $1.3 billion, $203.0 million,
$1.2 billion and $160.9 million, respectively. Net sales, gross profits and net income for the one month period were not material.

Effective July 1, 1999, St. Paul Bank for Cooperatives (St. Paul Bank) merged with CoBank and, as a result, the existing investment in St. Paul Bank was transferred to CoBank. The Company's investment in St. Paul Bank as of August
31, 1998 has been included with CoBank.

SFAS No. 107 requires disclosure of the fair value of all financial instruments to which the Company is a party. All financial instruments are carried at amounts that approximate estimated fair value, except for investments in cooperatives, for which there are no quoted market prices and, as such, it is not practicable to estimate their fair value.

Various agreements with other owners of investee companies and a majority-owned subsidiary set out parameters whereby Cenex Harvest States may buy and sell additional interests in those companies, upon the occurrence of certain events, at fair values determinable as set forth in the specific agreements.

                                      F-12

5.   PROPERTY, PLANT AND EQUIPMENT:

Major classes of property, plant and equipment as of August 31, 2000, 1999 and
1998 are as follows:

----------------------------------------------------------------------------------------------------------
                                              Estimated
                                             useful life      August 31,      August 31,       August 31,
(DOLLARS IN THOUSANDS)                         in years          2000            1999             1998
----------------------------------------------------------------------------------------------------------
Energy refineries                                3-40        $  682,823      $  660,424       $  633,149
Distribution and general                         3-40           323,361         298,931          283,773
Grain terminals and country elevators            3-50           304,451         272,311          243,005
Energy pipelines and terminals                   3-40           241,687         220,367          211,781
Grain processing plants                          3-40           230,756         208,210          164,026
Feed plants                                      3-40            26,630          27,216           27,081
Construction in progress                                         79,163          64,508           77,548
                                                           -----------------------------------------------
                                                              1,888,871       1,751,967        1,640,363
Less accumulated depreciation and
   amortization                                                 854,103         783,634          724,593
                                                           -----------------------------------------------
                                                             $1,034,768      $  968,333       $  915,770
                                                           ===============================================

6.   OTHER ASSETS:

Other assets as of August 31, 2000, 1999 and 1998 are as follows:

----------------------------------------------------------------------------------------------------------
                                                     August 31,            August 31,          August 31,
(DOLLARS IN THOUSANDS)                                  2000                  1999                1998
----------------------------------------------------------------------------------------------------------
Intangible assets, less accumulated amortization
  of $16,753, $15,348, and $20,886, respectively      $ 44,904              $ 21,539            $22,888
Prepaid pension cost and other benefit plan
  assets                                                92,767                78,668             52,825
Notes receivable                                         5,201                 4,547              6,172
Other assets                                            12,531                15,256             15,149
                                                    -----------------------------------------------------
                                                      $155,403              $120,010            $97,034
                                                    =====================================================

                                      F-13

7.   NOTES PAYABLE AND LONG-TERM DEBT:

Notes payable and long-term debt as of August 31, 2000, 1999 and 1998 consisted of the following:

------------------------------------------------------------------------------------------------------------------------
                                            Interest rates at
(DOLLARS IN THOUSANDS)                       August 31, 2000        August 31, 2000   August 31, 1999    August 31, 1998
------------------------------------------------------------------------------------------------------------------------
Notes payable (a)(f)                          7.00% to 8.42%            $217,926          $196,986          $    475
                                                                    ====================================================

Long-term debt:
   Revolving term loans from
     cooperative banks, payable in
     installments through 2009, when
     the balance is due (b)(c)(f)            6.48% to 14.32%            $259,657          $227,211          $192,005
   Private placement, payable in equal
     installments beginning in 2008
     through 2013 (d)(f)                          6.81%                  225,000           225,000           225,000
   Industrial Revenue Bonds, Payable
     in installments through 2010 (e)         5.23% to 9.26%              18,535            27,045            36,155
   Other notes and contracts                 4.00% to 12.00%               7,308             3,410             3,680
                                                                    ----------------------------------------------------
Total long-term debt                                                     510,500           482,666           456,840
   Less current portion                                                   30,173            21,562            13,855
                                                                    ----------------------------------------------------
Long-term portion                                                       $480,327          $461,104          $442,985
                                                                    ====================================================

          (a)  The Company finances its working capital needs through short-term lines of credit with a syndication of banks. In June 1998, the
               Company established a 364-day credit facility of $400.0 million, and in May 2000, the Company renewed and expanded this credit facility to $500.0 million, all of which is committed, and of which $185.7 million was outstanding on August 31, 2000. In addition to this short-term line of credit, the Company has a
               364-day credit facility dedicated to NCRA with a syndication of banks in the amount of $50.0 million, all of which is committed, with $31.0 million outstanding on August 31, 2000. Other
               miscellaneous notes payable totaled $1.2 million at August 31,
               2000.

          (b)  In June 1998, the Company established a $200.0 million five-year revolving credit facility with a syndication of banks. On August
               31, 2000, the Company had an outstanding balance of $45.0
               million.

          (c)  In June 1998, the Company repaid certain of its existing debt and established a new long- term credit agreement under which the term loan balance outstanding as of May 31, 1998 was repaid and partially refinanced through the new agreement. This long-term agreement committed $200.0 million of long-term borrowing
               capacity to the Company through May 31, 1999, of which $164.0 million was drawn before the expiration date of that commitment.
               On August 31, 2000, $157.4 million was outstanding. NCRA term loans are collateralized by NCRA's investment in CoBank.

          (d)  In June 1998, as a part of the refinancing program for the merged operations, the Company entered into a private placement with several insurance companies for long-term debt in the amount of
               $225.0 million.

          (e)  Industrial Revenue Bonds are collateralized by property, plant and equipment, primarily energy refinery equipment, with a cost of approximately $155.7 million, $155.9 million and $156.1 million, less accumulated depreciation of approximately $103.6 million, $97.5 million and $91.3 million as of August 31, 2000,
               1999 and 1998, respectively.

                                      F-14

7.   NOTES PAYABLE AND LONG-TERM DEBT, CONTINUED:

          (f)  Restrictive covenants under various agreements have requirements for maintenance of minimum working capital levels and other financial ratios.

Based on quoted market prices for the same or similar issues, the fair value of long-term debt approximates book value as of August 31, 2000, 1999 and 1998.

For the years ended August 31, 2000 and 1999, for the three months ended August
31, 1998 and for the year ended May 31, 1998, the Company capitalized interest of $2.7 million, $1.7 million, $0.4 million and $1.8 million, respectively.

The aggregate amount of long-term debt payable as of August 31, 2000 is as follows (dollars in thousands):

                                2001             $ 30,173
                                2002               18,057
                                2003               59,405
                                2004               15,674
                                2005               22,814
                             Thereafter           364,377
                                               ------------
                                                 $510,500
                                               ============

8.   INCOME TAXES:

The provision for income taxes for the years ended August 31, 2000 and 1999, for the three months ended August 31, 1998 and for the year ended May 31, 1998 is as follows:

---------------------------------------------------------------------------------------------------------------
                                         For the year      For the year       For the three      For the year
                                       ended August 31,   ended August 31,    months ended       ended May 31,
(DOLLARS IN THOUSANDS)                       2000              1999          August 31, 1998         1998
---------------------------------------------------------------------------------------------------------------
Current                                     $4,347            $5,783             $ 5,189            $17,886
Deferred                                      (467)            1,197              (2,294)             1,729
                                        -----------------------------------------------------------------------
Income taxes                                $3,880            $6,980             $ 2,895            $19,615
                                        =======================================================================

The tax effect of temporary differences that give rise to significant portions of deferred tax assets and liabilities as of August 31, 2000, 1999 and 1998 are as follows:

--------------------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                    August 31, 2000   August 31, 1999   August 31, 1998
--------------------------------------------------------------------------------------------------------------
Deferred tax assets:
  Accrued expenses and valuation reserves                     $10,970            $10,741           $10,017
  Postretirement health care and pension liabilities            3,282              3,665             3,137
  Alternative minimum tax credit and patronage loss
      carryforward                                              4,842                883               920
  Other                                                         5,718              5,880             6,340
                                                          ----------------------------------------------------
  Total deferred tax assets                                    24,812             21,169            20,414
                                                          ----------------------------------------------------
Deferred tax liabilities:
  Property, plant and equipment                                 3,345              3,185             3,169
  Equity method investments                                    11,405              8,513             6,279
  Other                                                         3,289              3,165             3,505
                                                          ----------------------------------------------------
  Total deferred tax liabilities                               18,039             14,863            12,953
                                                          ----------------------------------------------------
Net deferred tax assets                                       $ 6,773            $ 6,306           $ 7,461
                                                          ====================================================

                                      F-15

8.   INCOME TAXES, CONTINUED:

As of August 31, 2000, net deferred tax assets of approximately $2.7 million and
$4.1 million are included in other current assets and other assets, respectively
($1.6 million and $4.7 million, respectively, as of August 31, 1999, and $3.5 million and $4.0 million, respectively, as of August 31, 1998).

The reconciliation of the statutory federal income tax rate to the effective rate for the years ended August 31, 2000 and 1999, for the three months ended
August 31, 1998 and for the year ended May 31, 1998 is as follows:

---------------------------------------------------------------------------------------------------------------------
                                                 For the year      For the year      For the three      For the year
                                                    ended             ended          months ended           ended
                                               August 31, 2000   August 31, 1999    August 31, 1998     May 31, 1998
---------------------------------------------------------------------------------------------------------------------
Statutory federal income tax rate                   35.0%             35.0%              35.0%              35.0%
State and local income taxes, net of federal
   income tax benefit                                3.9               3.9                4.1                4.2
Patronage earnings                                 (37.3)            (24.1)             (67.4)             (29.1)
Tax effect of changes in deferred patronage          4.4              (6.8)              51.3                0.5
Rate changes on deferred tax assets and
   liabilities                                      (2.5)              0.5              (11.2)
Other                                                0.8              (1.0)               3.6               (0.6)
                                               ----------------------------------------------------------------------
Effective tax rate                                   4.3%              7.5%              15.4%              10.0%
                                               ======================================================================

The principal differences between financial statement income and taxable income for the years ended August 31, 2000 and 1999, for the three months ended August
31, 1998 and for the year ended May 31, 1998 are as follows:

---------------------------------------------------------------------------------------------------------------------
                                                  For the year       For the year    For the three    For the year
                                                      ended             ended         months ended        ended
(DOLLARS IN THOUSANDS)                          August 31, 2000   August 31, 1999   August 31, 1998   May 31, 1998
---------------------------------------------------------------------------------------------------------------------
Income before income taxes                          $ 91,268          $ 92,980          $ 18,831        $ 196,916
Financial reporting/tax differences:
     Environmental reserves                             (728)            1,343              (563)           1,916
     Oil and gas activities, net                       2,600            18,005             8,448             (405)
     Energy inventory market reserves                    (19)          (48,445)            7,150           (9,279)
     Other, net                                        3,255             9,258            12,310            2,488
     Patronage refund provisions                     (87,400)          (57,500)          (32,650)        (144,578)
                                               ----------------------------------------------------------------------
Taxable income                                      $  8,976          $ 15,641          $ 13,526        $  47,058
                                               ======================================================================

                                      F-16

9.   EQUITIES:

     PATRONS' EQUITY:

In accordance with the By-Laws and by action of the Board of Directors, annual net savings from patronage sources is distributed to consenting patrons following the close of each year, and is based on amounts reportable for federal income tax purposes as adjusted in accordance with the By-Laws. The cash portion of this distribution is determined annually by the Board of Directors, with the balance issued in the form of capital equity certificates.

Annual net savings from sources other than patronage may be added to the unallocated capital reserve or, upon action by the Board of Directors, allocated to members in the form of nonpatronage equity certificates.

Inactive direct members and patrons and active direct members and patrons age 61 and older on June 1, 1998 are eligible for redemption of their capital equity certificates at age 72 or death. For other active direct members and patrons and member cooperatives, equities will be redeemed annually as determined by the
Board of Directors.

In September 2000, the Board of Directors approved a resolution to compute patronage distributions based on audited earnings for financial statement purposes. If the resolution is ratified by the members at its December 2000 annual meeting, patronage distributions will be based on financial statement earnings beginning in fiscal year 2001.

On May 31, 1997, the Company completed an offering for the sale of equity participation units (EPUs) in its Wheat Milling Defined Business Unit and its
Oilseed Processing and Refining Defined Business Unit to qualified subscribers.
Qualified subscribers are identified as Defined Members or representatives of
Defined Members which are persons or associations of producers actually engaged in the production of agricultural products. Subscribers were allowed to purchase a portion of their EPUs by exchanging existing patronage certificates. The purchasers of EPUs have the right and obligation to deliver annually the number of bushels of wheat or soybeans equal to the number of units held. Unit holders participate in the net patronage-sourced income from operations of the applicable Defined Business Unit as patronage refunds. Retirements of patrons'
equities attributable to EPUs is at the discretion of the Board of Directors, and it is the Board's goal to retire such equity on a revolving basis seven years after declaration.

     CENEX EQUITY PRIOR TO JUNE 1, 1998:

In accordance with the Cenex By-Laws and by action of the Cenex Board of
Directors, annual net savings from patronage sources were distributed to consenting patrons following the close of each year, and were based on amounts reportable for federal income tax purposes as adjusted in accordance with the
Cenex By-Laws. A minimum of 20% of the patronage refund was paid in cash with the balance distributed in the form of preferred stock. The Cenex By-Laws required that annual net savings from sources other than patronage be added to the unallocated capital reserve. The Cenex By-Laws also provided that an amount equal to 10% of the distributable annual net savings from patronage sources be added to the unallocated capital reserve, until the total unallocated capital reserve reached 25% of total equities.

The authorized preferred stock consisted of 30,000,000 shares at a par value of
$25 each. The preferred stock was nonvoting and was not subject to the payment of dividends. The Articles of Incorporation provided that the preferred stock may be retired at par value at any time and in any order as determined by the
Cenex Board of Directors.

                                      F-17

9.   EQUITIES, CONTINUED:

The authorized common stock consisted of 5,000 shares at a par value of $25 each. Common stock was not subject to the payment of dividends. Voting rights were limited to holders of common stock, with cooperative associates entitled to one vote for each of their registered producer members, plus one additional vote for each $1,000, or major fraction thereof, of preferred stock or equity issued as patronage.

The following is a summary of share activity for common and preferred stock of
Cenex for the eight months ended May 31, 1998 and for the year ended September
30, 1997:

                                               --------------------------
                                                 COMMON       PREFERRED
                                                 STOCK          STOCK
                                               --------------------------

      Shares outstanding, October 1, 1996         827        20,051,324
      Patronage distribution                                  2,115,756
      Equities retired, net                       (13)       (1,059,461)
      Other                                                    (107,515)
                                               --------------------------

      Shares outstanding, September 30, 1997      814        21,000,104
      Patronage distribution                                  2,578,292
      Equities retired, net                       (31)       (1,254,979)
      Other                                                    (201,856)
                                               --------------------------

      Shares outstanding, May 31, 1998            783        22,121,561
                                               ==========================

     HARVEST STATES COOPERATIVES EQUITY PRIOR TO JUNE 1, 1998:

In accordance with the Harvest States Cooperatives By-Laws and by action of the
Harvest States Cooperatives Board of Directors, annual net earnings from patronage sources were distributed to consenting patrons following the close of each year and were based on amounts reportable for federal income tax purposes as adjusted in accordance with the Harvest States Cooperatives By-Laws. The cash portion of the distribution was determined annually by the Harvest States
Cooperatives Board of Directors, with the balance issued in the form of capital equity certificates.

Annual net earnings from sources other than patronage were added to the unallocated capital reserve or, upon action by the Harvest States Cooperatives
Board of Directors, allocated to members in the form of nonpatronage certificates.

The Harvest States Cooperatives Board of Directors authorized the redemption of capital equity certificates held by patrons who were 72 years of age and those held by estates of deceased patrons. The Harvest States Cooperatives Board of
Directors also authorized the redemption of nonpatronage certificates held by estates of deceased patrons.

     DEFERRED PATRONAGE:

The Company follows the practice of accounting for deferred patronage charges and credits in a separate equity account instead of including such amounts in the unallocated capital reserve. Deferred patronage results from the fact that patronage distributions are primarily determined on the basis of taxable income rather than net income as reported in the consolidated financial statements.
Deferred patronage consists of items which have been included in the computation of net income for financial statement purposes, but not for income tax or patronage purposes. As these items reverse, patronage refunds and deferred patronage are affected.

                                      F-18

10.  PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS:

Effective June 1, 1998, the Company adopted SFAS No. 132, a standard on disclosure requirements related to pension and other postretirement benefits.

---------------------------------------------------------------------------------------------------------------------
                                            Pension Benefits                             Other Benefits
                                ----------------------------------------    -----------------------------------------
                                August 31,     August 31,     August 31,     August 31,     August 31,     August 31,
(DOLLARS IN THOUSANDS)            2000            1999           1998           2000           1999           1998
---------------------------------------------------------------------------------------------------------------------
Change in benefit
 obligation:
   Benefit obligation at
     beginning of period        $  266,651     $  265,045     $  245,444     $   28,543     $   23,474     $   22,210
   Service cost                      8,777          8,733          5,212            657          1,421            387
   Interest cost                    18,058         17,817         11,771          1,470          1,769            956
   Plan participants'
     contributions                                                                                                131
   Plan amendments                     251         10,673            772         (7,679)          (630)
   Actuarial (gain) loss           (13,616)        (8,322)         6,021            226          3,993            517
   Assumption change                               (6,103)         5,348                          (146)           326
   Settlements                                        275            674
   Benefits paid                   (22,062)       (21,467)       (10,197)        (1,778)        (1,338)        (1,053)
                                -------------------------------------------------------------------------------------
   Benefit obligation at end
     of period                  $  258,059     $  266,651     $  265,045     $   21,439     $   28,543     $   23,474
                                =====================================================================================

Change in plan assets:
   Fair value of plan assets
     at beginning of period     $  259,360     $  241,949     $  252,659
   Actual return (loss) on plan
     assets                         22,240         35,622         (6,263)
   Company contributions             7,358          3,256          5,750     $    1,778     $    1,338     $      922
   Other                                                                                                          131
   Benefits paid                   (22,062)       (21,467)       (10,197)        (1,778)        (1,338)        (1,053)
                                -------------------------------------------------------------------------------------
   Fair value of plan
     assets at end of period    $  266,896     $  259,360     $  241,949     $       --     $       --     $       --
                                =====================================================================================

---------------------------------------------------------------------------------------------------------------------
                                            Pension Benefits                             Other Benefits
                                ----------------------------------------    -----------------------------------------
                                August 31,     August 31,     August 31,     August 31,     August 31,     August 31,
(DOLLARS IN THOUSANDS)            2000            1999           1998           2000           1999           1998
---------------------------------------------------------------------------------------------------------------------
Funded status:                  $    8,837     $   (7,291)    $  (23,096)    $  (21,439)    $  (28,543)    $  (23,474)
   Employer contributions
     after measurement date          4,586          5,331                         2,618            200             97
   Unrecognized actuarial
     loss (gain)                    11,976         27,869         59,511         (9,046)        (2,341)        (6,372)
   Unrecognized transition
     (asset) obligation             (1,570)        (2,690)        (3,938)        12,069         13,004         13,941
   Unrecognized prior
     service cost                   10,821         10,386            524           (660)          (592)             3
                                -------------------------------------------------------------------------------------
   Prepaid (accrued) benefit
     cost                       $   34,650     $   33,605     $   33,001     $  (16,458)    $  (18,272)    $  (15,805)
                                =====================================================================================

Amounts recognized on
  balance sheets consist of:
   Prepaid benefit cost         $   43,516     $   42,099     $   41,554
   Accrued benefit liability       (12,253)       (13,158)        (9,396)    $  (16,458)    $  (18,272)    $  (15,805)
   Intangible asset                  2,148          3,272            350
   Accumulated other
     comprehensive loss              1,239          1,392            493
                                -------------------------------------------------------------------------------------
   Net amounts recognized       $   34,650     $   33,605     $   33,001     $  (16,458)    $  (18,272)    $  (15,805)
                                =====================================================================================

                                      F-19

10.  PENSION AND OTHER POSTRETIREMENT BENEFIT PLANS, CONTINUED:

For measurement purposes, a 7.5% annual rate of increase in the per capita cost of covered health care benefits was assumed for the year ended August 31, 2000.
The rate was assumed to decrease gradually to 6.0% for 2003 and remain at that level thereafter.

--------------------------------------------------------------------------------------------------------------------------
                                            Pension Benefits                               Other Benefits
                               -------------------------------------------- ----------------------------------------------
                                                      For the                                         For the
                               For the     For the     three      For the     For the     For the      three       For the
                                year        year       months      year        year        year        months       year
                               ended       ended       ended       ended       ended       ended       ended        ended
                             August 31,  August 31,  August 31,    May 31,    August 31, August 31,  August 31,     May 31,
(DOLLARS IN THOUSANDS)          2000        1999        1998        1998         2000       1999        1998         1998
--------------------------------------------------------------------------------------------------------------------------
Components of net
  periodic benefit cost:
   Service cost               $  8,777    $  8,733    $  5,212    $  7,046    $    657    $  1,421    $    387    $    727
   Interest cost                18,058      17,817      11,771      16,275       1,470       1,769         956       1,525
   Expected return on assets   (20,485)    (26,552)    (14,809)    (18,199)
   Prior service cost
     amortization                1,182         812         214         189         (77)        (38)         (1)          1
   Actuarial (gain) loss
     amortization                 (530)      8,145         671       1,307        (604)        (82)       (268)       (354)
   Transition amount
     amortization               (1,120)     (1,248)     (1,143)     (2,506)        936         936         503         937
   Special termination
     benefits                                              674
   Other                                       275
                             ---------------------------------------------------------------------------------------------
   Net periodic benefit cost  $  5,882    $  7,982    $  2,590    $  4,112    $  2,382    $  4,006    $  1,577    $  2,836
                             =============================================================================================
Weighted-average
  assumptions:
   Discount rate                  7.50%       7.30%       6.83%       7.25%       7.50%       7.30%       6.85%       7.42%
   Expected return on plan
     assets                       9.00%       8.50%       8.63%       8.40%        N/A         N/A         N/A         N/A
   Rate of compensation
     increase                     5.00%       5.00%       5.02%       5.08%       5.00%       5.00%       4.90%       5.13%

The aggregate projected benefit obligation, accumulated benefit obligation and fair value of plan assets for pension plans with accumulated benefit obligations in excess of plan assets were as follows as of August 31, 2000, 1999 and 1998:

---------------------------------------------------------------------------------------------
                                                      August 31,    August 31,    August 31,
(DOLLARS IN THOUSANDS)                                  2000          1999          1998
---------------------------------------------------------------------------------------------
Projected benefit obligation                           $23,864       $25,264       $22,268
Accumulated benefit obligation                          19,978        19,746        17,002
Fair value of plan assets                                8,602         8,092         7,604

The Company provides defined life insurance and health care benefits for certain retired employees. The plan is contributory based on years of service and family status, with retiree contributions adjusted annually.

The Company has other contributory defined contribution plans covering substantially all employees. Total contributions by the Company to these plans were approximately $4.6 million, $4.5 million, $1.1 million and $4.2 million, for the years ended August 31, 2000 and 1999, for the three months ended August
31, 1998 and for the year ended May 31, 1998, respectively.

                                      F-20

Assumed health care cost trend rates have a significant effect on the amounts reported for the health care plans. A one-percentage point change in the assumed health care cost trend rates would have the following effects:

----------------------------------------------------------------------------------------------------
(DOLLARS IN THOUSANDS)                                        1% point increase   1% point decrease
----------------------------------------------------------------------------------------------------
Effect on total of service and interest cost components           $  177               $  (150)
Effect on postretirement benefit obligation                        1,350                (1,170)

                                      F-21

11.  SEGMENT REPORTING:

In the first quarter of fiscal 2001, the Company reorganized its management reporting structure into five business segments. Prior year amounts have been retroactively restated to reflect this change in business segment reporting. The
Company's businesses are organized, managed and internally reported as five segments based on products and services. These segments are Agronomy; Energy;
Grain Marketing; Country Operations; and Processed Grains and Foods. Due to cost allocations and intersegment activity, management does not represent that these segments if operated independently, would report income before income taxes and other financial information as presented.

Intracompany sales from Country Operations to Grain Marketing were $622.0 million, $585.6 million, $106.7 million and $581.1 million for the years ended
August 31, 2000 and 1999, the three months ended August 31, 1998 and the year ended May 31, 1998, respectively. Intracompany sales from Energy to Country
Operations were $55.7 million, $35.5 million, $13.4 million and $72.5 million for the years ended August 31, 2000 and 1999, the three months ended August 31,
1998 and the year ended May 31, 1998, respectively. Intracompany sales from
Agronomy to Country Operations were $40.2 million, $59.7 million, $8.1 million and $ 66.4 million for the years ended August 31, 2000 and 1999, the three months ended August 31, 1998 and the year ended May 31, 1998, respectively.
Intracompany sales from Processed Grains and Foods to Country Operations were
$0.3 million, $0.3 million, $0.2 million and $ 0.6 million for the years ended
August 31, 2000 and 1999, the three months ended August 31, 1998 and the year ended May 31, 1998, respectively.

Segment information for the years ended August 31, 2000 and 1999, for the three months ended August 31, 1998 and for the year ended May 31, 1998 is as follows:

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     Processed
                                                               Grain      Country    Grains and             Reconciling
(DOLLARS IN THOUSANDS)                Agronomy     Energy    Marketing   Operations     Foods      Other      Amounts      Total
-----------------------------------------------------------------------------------------------------------------------------------
For the year ended August 31, 2000:
Net sales                            $  808,659  $2,959,622  $3,428,020  $1,404,106  $  553,580              $ (718,182) $8,435,805
Patronage dividends                         224         311         861       3,830         100  $      168                   5,494
Other revenues                            5,817       2,792      15,440      74,050         (10)      5,110                 103,199
                                     ----------------------------------------------------------------------------------------------
                                        814,700   2,962,725   3,444,321   1,481,986     553,670       5,278    (718,182)  8,544,498
Cost of goods sold                      764,744   2,862,715   3,414,076   1,404,062     513,000                (718,182)  8,240,415
Marketing, general and administrative    20,832      43,332      19,956      45,478      25,224       4,206                 159,028
Interest                                 (3,512)     27,926       8,701      12,782       9,851       1,818                  57,566
Equity loss (income) from
    investments                           4,336        (856)     (6,452)     (1,007)    (24,367)         21                 (28,325)
Minority interests                                   24,443                     103                                          24,546
                                     ----------------------------------------------------------------------------------------------
Income (loss) before income taxes    $   28,300  $    5,165  $    8,040  $   20,568  $   29,962  $     (767) $       --  $   91,268
                                     ==============================================================================================

Total identifiable assets at
    August 31, 2000                  $  228,277  $1,379,019  $  321,813  $  660,358  $  391,286  $  191,927  $       --  $3,172,680
                                     ==============================================================================================

For the year ended August 31, 1999:
Net sales                            $  653,629  $1,381,282  $3,176,490  $1,266,129  $  532,174              $ (681,086) $6,328,618
Patronage dividends                         184      (1,236)       (393)      7,146        (492) $      667                   5,876
Other revenues                                          717      17,267      64,554           3       2,587                  85,128
                                     ----------------------------------------------------------------------------------------------
                                        653,813   1,380,763   3,193,364   1,337,829     531,685       3,254    (681,086)  6,419,622
Cost of goods sold                      621,165   1,264,995   3,159,295   1,271,254     508,896                (681,086)  6,144,519
Marketing, general and administrative    16,605      51,057      22,419      41,307      17,852       2,791                 152,031
Interest                                  1,413      16,584       7,510      10,184       6,561         186                  42,438
Equity loss (income) from
    investments                           1,386      (4,741)     (5,145)     (1,250)    (12,193)       (420)                (22,363)
Minority interests                                    9,889                     128                                          10,017
                                     ----------------------------------------------------------------------------------------------
Income before income taxes           $   13,244  $   42,979  $    9,285  $   16,206  $   10,569  $      697  $       --  $   92,980
                                     ==============================================================================================

Total identifiable assets at
    August 31, 1999                  $  361,381  $1,112,127  $  281,912  $  568,833  $  293,499  $  169,912  $       --  $2,787,664
                                     ==============================================================================================

                                      F-22

11.  SEGMENT REPORTING (CONTINUED):

-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     Processed
                                                               Grain      Country    Grains and             Reconciling
(DOLLARS IN THOUSANDS)                Agronomy     Energy    Marketing   Operations     Foods      Other      Amounts      Total
-----------------------------------------------------------------------------------------------------------------------------------
For the three months ended
    August 31, 1998:
Net sales                            $   99,309  $  357,123  $  762,584  $  281,741  $  145,834              $ (128,338) $1,518,253
Patronage dividends                                      51          22       4,891              $      147                   5,111
Other revenues                                           15       3,544      13,980         990        (239)                 18,290
                                     ----------------------------------------------------------------------------------------------
                                         99,309     357,189     766,150     300,612     146,824         (92)   (128,338)  1,541,654
Cost of goods sold                       84,331     320,145     759,370     288,705     138,907                (128,338)  1,463,120
Marketing, general and administrative     3,813      12,340       5,327       8,886       3,937         695                  34,998
Interest                                     78       4,389       1,471       4,694       1,208         471                  12,311
Equity loss (income) from
    investments                          10,124         (11)        299        (299)       (898)        (73)                  9,142
Minority interests                                    3,260                      (8)                                          3,252
                                     ----------------------------------------------------------------------------------------------
Income (loss) before income taxes    $      963  $   17,066  $     (317) $   (1,366) $    3,670  $   (1,185) $       --  $   18,831
                                     ==============================================================================================

Total identifiable assets at
    August 31, 1998                  $  314,469  $  943,004  $  271,447  $  454,551  $  296,340  $  189,292  $       --  $2,469,103
                                     ==============================================================================================

For the year ended May 31, 1998:
Net sales                            $  762,790  $1,930,609  $4,419,230  $1,337,460  $  615,667              $ (720,581) $8,345,175
Patronage dividends                      57,552       1,276         631      10,806              $      122                  70,387
Other revenues                                          521      20,599      61,232       3,163       4,270                  89,785
                                     ----------------------------------------------------------------------------------------------
                                        820,342   1,932,406   4,440,460   1,409,498     618,830       4,392    (720,581)  8,505,347
Cost of goods sold                      727,292   1,813,290   4,410,884   1,349,480     568,886                (720,581)  8,149,251
Marketing, general and administrative    14,637      42,637      18,837      30,964      13,830       5,156                 126,061
Interest                                     43      15,163       7,945       7,659       4,143        (333)                 34,620
Equity loss (income) from
    investments                           1,295        (854)     (2,983)       (707)     (7,121)      1,989                  (8,381)
Minority interests                                    6,749                     131                                           6,880
                                     ----------------------------------------------------------------------------------------------
Income (loss) before income taxes    $   77,075  $   55,421  $    5,777  $   21,971  $   39,092  $   (2,420) $       --  $  196,916
                                     ==============================================================================================

12.  COMMITMENTS AND CONTINGENCIES:

     ENVIRONMENTAL:

The Company is required to comply with various environmental laws and regulations incidental to its normal business operations. In order to meet its compliance requirements, the Company establishes reserves for the future costs of remediation of identified issues, which are included in cost of goods sold in the consolidated statements of operations. Additional costs for matters which may be identified in the future cannot be presently determined; while the resolution of any such matters may have an impact on the Company's consolidated financial results for a particular reporting period, management believes any such matters will not have a material adverse effect on the consolidated financial position of the Company.

                                      F-23

12.  COMMITMENTS AND CONTINGENCIES (CONTINUED):

     OTHER LITIGATION AND CLAIMS:

The Company is involved as a defendant in various lawsuits, claims and disputes which are in the normal course of the Company's business. The resolution of any such matters may have an impact on the Company's consolidated financial results for a particular reporting period; however, management believes any resulting liability will not have a material adverse effect on the consolidated financial position of the Company.

     INTERNAL REVENUE SERVICE:

Certain income tax returns have been reviewed by the Internal Revenue Service and various state tax authorities. In connection with these reviews, certain adjustments have been proposed which, if upheld, could result in additional tax liability to the Company. While the outcome of any proposed adjustments may have an impact on the Company's consolidated financial results for a particular reporting period, management believes that any tax assessment which may result from these adjustments will not have a material adverse effect on the consolidated financial position of the Company.

     GRAIN STORAGE:

As of August 31, 2000, 1999 and 1998, the Company stored grain and processed grain products for third parties totaling $127.0 million, $99.4 million and
$111.5 million, respectively. Such stored commodities and products are not the property of the Company and therefore are not included in the Company's inventories.

     GUARANTEES:

The Company is a guarantor for lines of credit for related companies totaling up to $35.0 million, of which $4.9 million was outstanding as of August 31, 2000.
All outstanding loans with respective creditors are current as of August 31,
2000.

     LEASE COMMITMENTS:

The Company leases approximately 2,900 rail cars with remaining lease terms of one to 10 years. In addition, the Company has commitments under other operating leases for various refinery, manufacturing and transportation equipment, vehicles and office space. Some leases include purchase options at not less than fair market value at the end of the leases.

Total rental expense for all operating leases, net of rail car mileage credits received from the railroad and sublease income was approximately $38.0 million,
$29.8 million, $8.6 million and $30.5 million for the years ended August 31,
2000 and 1999, for the three months ended August 31, 1998 and for the year ended
May 31, 1998, respectively. Mileage credits and sublease income were approximately $8.7 million, $12.8 million, $4.7 million and $14.2 million for the years ended August 31, 2000 and 1999, for the three months ended August 31,
1998 and for the year ended May 31, 1998, respectively.

                                      F-24

12.  COMMITMENTS AND CONTINGENCIES (CONTINUED):

     LEASE COMMITMENTS, CONTINUED:

Minimum future lease payments required under noncancellable operating leases as of August 31, 2000 are as follows:

-----------------------------------------------------------------------------------------------------------
                                                                               Equipment
(DOLLARS IN THOUSANDS)                   Rail Cars         Vehicles            and other            Total
-----------------------------------------------------------------------------------------------------------
              2001                         $14,248          $ 7,785              $11,954          $ 33,987
              2002                          10,968            5,589               11,400            27,957
              2003                           7,149            3,652                9,671            20,472
              2004                           3,353            2,450                8,154            13,957
              2005                           1,879            1,708                1,939             5,526
Thereafter                                   6,433            3,935                4,616            14,984
                                       --------------------------------------------------------------------
Total minimum future lease
   payments                                $44,030          $25,119              $47,734          $116,883
                                       ====================================================================

13.  SUPPLEMENTAL CASH FLOW AND OTHER INFORMATION:

Additional information concerning supplemental disclosures of cash flow activities for the years ended August 31, 2000 and 1999, for the three months ended August 31, 1998 and for the year ended May 31, 1998 is as follows:

----------------------------------------------------------------------------------------------------------------
                                                 For the         For the year      For the three        For the
                                                year ended          ended          months ended       year ended
                                                August 31,        August 31,         August 31,         May 31,
(DOLLARS IN THOUSANDS)                             2000              1999              1998              1998
----------------------------------------------------------------------------------------------------------------
Net cash paid during the period for:
     Interest                                   $   57,062       $    42,765       $    10,851      $   36,632
     Income taxes                                    3,785             8,161             8,248          21,409
Other significant noncash transactions:
     Contribution of inventories from
       minority interest                            54,399
     Capital equity certificates issued in
       exchange for elevator properties              7,921            14,714               911          10,561
================================================================================================================

Summarized financial information of Cenex for the period October 1, 1997 through
May 31, 1998 is as follows (dollars in thousands):

         Net sales                                        $  1,798,219
         Net income                                             62,776
         Cash flow from:
           Operating activities                           $     83,118
           Investing activities                                (49,666)
           Financing activities                                (18,718)
                                                          ------------
         Net cash flow                                    $     14,734
                                                          ============

                                      F-25

14.  UNAUDITED INTERIM INFORMATION:

As discussed in Note 1, effective June 1, 1998, subsequent to the merger, the
Company changed its fiscal year end to August 31. Therefore, the transition period for the three months ended August 31, 1998 has been included in the financial statements. Comparable information for the three months ended August
31, 1997 is as follows (unaudited):

            ----------------------------------------------------------
            (DOLLARS IN THOUSANDS)
            ----------------------------------------------------------
            Revenues                                       $1,841,006
            Cost of goods sold                              1,780,171
            Income taxes                                        8,865
            Net income                                         35,211
            Net cash provided by operating activities         126,038
            Net cash used in investing activities             (24,507)
            Net cash used in financing activities            (130,251)

                                      F-26

     REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Members and Patrons of Cenex Harvest States
Cooperatives:

In our opinion, based on our audits and the report of other auditors, the accompanying consolidated balance sheets and the related consolidated statements of operations, equities and comprehensive income and cash flows present fairly, in all material respects, the financial position of Cenex Harvest States
Cooperatives and subsidiaries as of August 31, 2000, 1999 and 1998, and the results of their operations and their cash flows for the years ended August 31,
2000 and 1999, for the three months ended August 31, 1998 and for the year ended
May 31, 1998, in conformity with accounting principles generally accepted in the
United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. The consolidated statements of operations, equities and comprehensive income and cash flows for the year ended
May 31, 1998, give retroactive effect to the merger of Harvest States
Cooperatives and CENEX, Inc. on June 1, 1998, in a transaction accounted for as a pooling of interests, as described in Note 1 to the consolidated financial statements. We did not audit the financial statements of Harvest States
Cooperatives, which statements reflect approximately 29% of total net income for the year ended May 31, 1998. Those statements were audited by other auditors whose report thereon has been furnished to us, and our opinion expressed herein, insofar as it relates to the amounts included for Harvest States Cooperatives, is based solely on the report of the other auditors. We conducted our audits of these statements in accordance with auditing standards generally accepted in the
United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the report of other auditors provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP
PricewaterhouseCoopers LLP
Minneapolis, Minnesota

October 20, 2000, except for Note 11,
  as to which the date is June 29, 2001

                                      F-27

                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Cenex Harvest States Cooperatives
Saint Paul, Minnesota

     We have audited the consolidated statements of earnings, capital, and cash flows (not presented herein) for the year ended May 31, 1998 of Harvest States
Cooperatives and subsidiaries (the Company). These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

     We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.
We believe that our audit provides a reasonable basis for our opinion.

     In our opinion, such consolidated financial statements present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended May 31, 1998 in conformity with accounting principles generally accepted in the United States of America.

     As discussed in Note 1 to the consolidated financial statements, effective
June 1, 1998, the Company merged with CENEX, Inc. to form Cenex Harvest States
Cooperatives.

/s/ Deloitte & Touche LLP
Deloitte & Touche LLP
Minneapolis, MN

July 24, 1998

                                      F-28

               CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS

ASSETS

(dollars in thousands)                            MAY 31, 2001    AUGUST 31, 2000     MAY 31, 2000
                                                 --------------   ---------------    --------------
                                                  (Unaudited)                          (Unaudited)
CURRENT ASSETS
   Cash and cash equivalents                     $       84,114    $       56,393    $       42,914
   Receivables                                          684,086           834,743           963,705
   Inventories                                          495,170           602,385           674,876
   Other current assets                                  83,897            37,777            58,620
                                                 --------------    --------------    --------------
     Total current assets                             1,347,267         1,531,298         1,740,115
INVESTMENTS                                             461,428           451,211           466,718
PROPERTY, PLANT AND EQUIPMENT                         1,028,481         1,034,768         1,025,730
OTHER ASSETS                                            191,060           155,403           135,023
                                                 --------------    --------------    --------------
     Total assets                                $    3,028,236    $    3,172,680    $    3,367,586
                                                 ==============    ==============    ==============

LIABILITIES AND EQUITIES

CURRENT LIABILITIES
   Notes payable                                 $      255,019    $      217,926    $      343,037
   Current portion of long-term debt                     26,517            30,173            20,602
   Customer credit balances                              44,550            36,779            36,427
   Customer advance payments                             58,929           131,935           138,404
   Checks and drafts outstanding                         61,058            84,086            58,726
   Accounts payable                                     401,854           624,772           758,682
   Accrued expenses                                     133,238           147,710           141,092
   Patronage dividends and equity retirements
     payable                                             59,530            43,694            29,828
                                                 --------------    --------------    --------------
     Total current liabilities                        1,040,695         1,317,075         1,526,798
LONG-TERM DEBT                                          545,541           480,327           490,359
OTHER LIABILITIES                                        92,481            84,929            79,808
MINORITY INTERESTS IN SUBSIDIARIES                       86,776           125,923           121,851
COMMITMENTS AND CONTINGENCIES
EQUITIES                                              1,262,743         1,164,426         1,148,770
                                                 --------------    --------------    --------------
     Total liabilities and equities              $    3,028,236    $    3,172,680    $    3,367,586
                                                 ==============    ==============    ==============

         The accompanying notes are an integral part of the consolidated financial statements (unaudited).

                                      F-29

               CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                   (UNAUDITED)

                                                           FOR THE NINE MONTHS
                                                              ENDED MAY 31,
                                                      -----------------------------
(dollars in thousands)                                    2001             2000
                                                      ------------     ------------
REVENUES:
   Net sales                                          $  5,903,801     $  6,227,645
   Patronage dividends                                       5,621            5,019
   Other revenues                                           94,519           83,360
                                                      ------------     ------------

                                                         6,003,941        6,316,024
                                                      ------------     ------------
COSTS AND EXPENSES:
   Cost of goods sold                                    5,691,878        6,112,181
   Marketing, general and administrative                   135,199          118,857
   Interest                                                 49,283           43,008
   Equity income from investments                          (13,519)         (21,238)
   Minority interests                                       25,517            4,487
                                                      ------------     ------------

                                                         5,888,358        6,257,295
                                                      ------------     ------------
INCOME BEFORE INCOME TAXES                                 115,583           58,729
Income taxes                                               (34,701)           2,576
                                                      ------------     ------------
NET INCOME                                            $    150,284     $     56,153
                                                      ============     ============

The accompanying notes are an integral part of the consolidated financial statements (unaudited).

                                      F-30

               CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                   (UNAUDITED)

                                                            FOR THE NINE MONTHS
                                                               ENDED MAY 31,
                                                       -----------------------------
(dollars in thousands)                                     2001             2000
                                                       ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
   Net income                                          $    150,284     $     56,153
   Adjustments to reconcile net income to net cash
     provided by (used in) operating activities:
   Depreciation and amortization                             82,795           66,697
   Noncash net income from equity investments               (13,519)         (21,238)
   Minority interests                                        25,517            4,487
   Noncash portion of patronage dividends received           (3,837)          (3,368)
   Gain on sale of property, plant and equipment            (13,599)            (577)
   Other, net                                                  (968)             378
   Changes in operating assets and liabilities:
     Receivables                                            150,657         (354,411)
     Inventories                                             52,816          (70,773)
     Other current assets and other assets                  (86,921)         (28,728)
     Customer credit balances                                 7,771           (8,543)
     Customer advance payments                              (73,006)          10,649
     Accounts payable and accrued expenses                 (237,390)         330,272
     Other liabilities                                        5,045           (8,365)
                                                       ------------     ------------
       Net cash provided by (used in) operating
         activities                                          45,645          (27,367)
                                                       ------------     ------------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Acquisition of property, plant and equipment             (73,205)        (121,763)
   Proceeds from disposition of property, plant and
     equipment                                               29,181            4,494
   Investments                                              (13,372)         (35,283)
   Equity investments redeemed                               20,836           17,688
   Investments redeemed                                       1,186            2,519
   Changes in notes receivable                               (1,643)          (1,124)
   Acquisition of intangibles                                (7,038)          (9,250)
   Distribution to minority owners                          (13,108)          (5,596)
   Other investing activities, net                            4,190              255
                                                       ------------     ------------
       Net cash used in investing activities                (52,973)        (148,060)
                                                       ------------     ------------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Changes in notes payable                                  37,093          146,051
   Long-term debt borrowings                                116,809           45,000
   Principal payments on long-term debt                     (55,251)         (17,126)
   Changes in checks and drafts outstanding                 (23,028)          10,121
   Retirements of equities                                  (14,444)         (23,452)
   Cash patronage dividends paid                            (26,130)         (17,920)
                                                       ------------     ------------
       Net cash provided by financing activities             35,049          142,674
                                                       ------------     ------------
NET INCREASE (DECREASE) IN CASH AND CASH
   EQUIVALENTS                                               27,721          (32,753)
CASH AND CASH EQUIVALENTS AT BEGINNING OF PERIOD             56,393           75,667
                                                       ------------     ------------
CASH AND CASH EQUIVALENTS AT END OF PERIOD             $     84,114     $     42,914
                                                       ============     ============

The accompanying notes are an integral part of the consolidated financial statements (unaudited).

                                      F-31

CENEX HARVEST STATES COOPERATIVES AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

(DOLLARS IN THOUSANDS)

NOTE 1. ACCOUNTING POLICIES

The unaudited consolidated balance sheets as of May 31, 2001 and 2000, and the statements of operations and cash flows for the nine months ended May 31, 2001 and 2000 reflect, in the opinion of management of Cenex Harvest States
Cooperatives (the Company), all normal recurring adjustments necessary for a fair statement of the financial position and results of operations and cash flows for the interim periods. The results of operations and cash flows for interim periods are not necessarily indicative of results for a full year. The consolidated balance sheet data as of August 31, 2000 was derived from audited consolidated financial statements but does not include all disclosures required by accounting principles generally accepted in the United States of America.

The consolidated financial statements include the accounts of the Company and all of its' wholly-owned and majority-owned subsidiaries and limited liability companies. The effects of all significant intercompany accounts and transactions have been eliminated.

Certain reclassifications have been made to the prior period's financial statements to conform to the current year presentation. These reclassifications had no effect on previously reported net income or equity.

These statements should be read in conjunction with the consolidated financial statements and footnotes for the year ended August 31, 2000, included in the
Company's Annual Report on Form 10-K previously filed with the Securities and
Exchange Commission on November 22, 2000.

EQUITIES

Effective September 1, 2000, the Company's Board of Directors approved a resolution to compute patronage distributions based on audited earnings for financial statement purposes rather than tax basis earnings. On December 1,
2000, the resolution was ratified by the Company's members and beginning in fiscal year 2001 patronage distributions will be based on audited financial statement earnings. The resolution prompted a change in the tax rate applied to the Company's cumulative temporary differences between earnings for financial statement purposes and tax basis earnings which resulted in an increase in deferred tax assets of approximately $34.2 million.

ACCOUNTING FOR DERIVATIVE INSTRUMENTS AND HEDGING ACTIVITIES

The Company adopted SFAS No. 133, as amended, a standard related to the accounting for derivative transactions and hedging activities, effective
September 1, 2000. The effect of adoption not material to the Company and transition amounts previously reported in fiscal 2001 have been reclassified to cost of goods sold.

All of the Company's derivatives are designated as non-hedge derivatives. The futures, options, and forward contracts utilized by the Company are discussed below. Although the contracts are effective economic hedges of specified risks, they are not designated as and accounted for as hedging instruments.

The Company, as part of its trading activity, utilizes futures and option contracts offered through regulated commodity exchanges to reduce risk. The
Company is exposed to risk of loss in the market value of inventories and fixed or partially fixed purchase and sales contracts. To reduce that risk, the
Company generally takes opposite and offsetting positions using future contracts or options.

Certain commodities cannot be hedged with future or option contracts because such contracts are not offered for these commodities by regulated commodity exchanges. Inventories and purchase contracts for those commodities are hedged with forward sales contracts to the extent practical so as to arrive at a net commodity position within the formal position limits set by the Company and deemed prudent for each of those commodities. Commodities for which future contracts and options are available are also typically hedged first in this manner, with futures and options used to hedge within position limits that portion not covered by forward contracts.

                                      F-32

Unrealized gains and losses on futures and options contracts used to hedge grain, oilseed and certain energy inventories, and fixed priced contracts, are recognized as a component of net income for financial reporting. Grain and oilseed inventories and fixed priced contracts are marked to market so that gains and losses on the derivative contracts are offset by gains and losses on inventories and fixed priced contracts during the same accounting period. Energy inventories are valued at the lower of cost or market, and energy fixed price contracts are marked to market through earnings.

RECENT ACCOUNTING PRONOUNCEMENTS

In December 1999, the Securities and Exchange Commission (SEC) issued Staff
Accounting Bulletin (SAB) 101 "Revenue Recognition in Financial Statements". The
SAB summarizes certain of the SEC staff's views in applying accounting principles generally accepted in the United States of America to revenue recognition in financial statements. In June 2000, the SEC issued SAB 101B, which delays the implementation date of SAB 101 until no later than the fourth fiscal quarter of fiscal years beginning after December 15, 1999. The Company does not believe that adoption of this SAB will materially impact its financial statements.

Emerging Issues Task Force (EITF) Issue 00-10 "Accounting for Shipping and
Handling Fees and Costs", is effective for the fourth quarter of all fiscal years beginning after December 15, 1999. EITF 00-10 states that all amounts billed to a customer in a sale transaction related to shipping and handling represent revenues earned for the goods provided and should be classified as revenue. The Company does not believe that adoption of EITF 00-10 will materially impact the financial statements.

NOTE 2. RECEIVABLES

                                           MAY 31, 2001     AUGUST 31, 2000      MAY 31, 2000
                                         ---------------    ---------------    ---------------
Trade                                    $       682,585    $       834,349    $       972,865
Other                                             26,235             23,643             15,002
                                         ---------------    ---------------    ---------------
                                                 708,820            857,992            987,867
Less allowances for doubtful accounts             24,734             23,249             24,162
                                         ---------------    ---------------    ---------------
                                         $       684,086    $       834,743    $       963,705
                                         ===============    ===============    ===============

NOTE 3. INVENTORIES

                                           MAY 31, 2001     AUGUST 31, 2000      MAY 31, 2000
                                         ---------------    ---------------    ---------------
Energy                                   $       207,149    $       286,276    $       294,622
Grain and oilseed                                176,656            215,570            208,948
Feed and farm supplies                            81,368             63,909             65,447
Processed grain and oilseed                       25,929             32,993             21,551
Agronomy                                              --                 --             80,684
Other                                              4,068              3,637              3,624
                                         ---------------    ---------------    ---------------
                                         $       495,170    $       602,385    $       674,876
                                         ===============    ===============    ===============

NOTE 4. INVESTMENTS

The following provides summarized unaudited financial information for Ventura
Foods, LLC and Agriliance, LLC for the nine-month periods as indicated below.

                                      F-33

         Ventura Foods, LLC

                                      FOR THE NINE MONTHS
                                         ENDED MAY 31,
                                 -----------------------------
                                      2001           2000
                                 -------------   -------------

Net Sales                        $     686,367   $     672,036
Gross Profits                          109,697         106,909
Net Income                              42,980          40,963

Effective January 1, 2000, Cenex Harvest States Cooperatives, Farmland
Industries, Inc. and Land O'Lakes, Inc. created Agriliance, a distributor of crop nutrients, crop protection products and other agronomy inputs and services.
At formation, Agriliance managed the agronomy marketing operations of Cenex
Harvest States Cooperatives, Farmland Industries, Inc. and Land O'Lakes, Inc.,
with the Company exchanging the right to use its agronomy operations for 26.455%
of the results of the jointly managed operations.

In March 2000, the Company sold 1.455% of its economic interest in Agriliance, resulting in a gain of $7.4 million. In July 2000, the Company exchanged its ownership in the Cenex/Land O'Lakes Agronomy Company and in Agro Distribution,
LLC for a 25% equity interest in Agriliance. The interests of the Company and
Farmland Industries, Inc. are held through equal ownership in United Country
Brands, LLC, a joint venture holding company, whose sole operations consist of the ownership of a 50% interest in Agriliance.

In July 2000, Agriliance secured its own financing, which is without recourse to the Company. Agriliance then purchased the net working capital related to agronomy operations from each of its member owners, consisting primarily of trade accounts receivable and inventories, net of accounts payable.

As of July 31, 2000, the Company recorded the results of its 25% ownership in
Agriliance on the equity method.

     Agriliance, LLC

                                   FOR THE NINE
                                   MONTHS ENDED
                                   MAY 31, 2001
                                  --------------

Net sales                         $    3,079,767
Gross profit                             262,590
Net income                                 5,069

NOTE 5. LONG-TERM DEBT

In January 2001, the Company entered into a note purchase and private shelf agreement with Prudential Insurance Company. The 7.9% long-term note in the amount of $25.0 million will be repaid in equal annual installments of approximately $3.6 million, in the years 2005 through 2011. A subsequent 7.43%
note for $55.0 million was issued in March 2001, related to the private shelf facility. The $55.0 million will be repaid in equal annual installments of approximately $7.9 million, in the years 2005 through 2011.

NOTE 6. COMPREHENSIVE INCOME

For the nine months ended May 31, 2001 and 2000, total comprehensive income amounted to $152.2 million and $55.7 million, respectively. Accumulated other comprehensive loss on May 31, 2001, August 31, 2000 and May 31, 2000 was $0.5
million, $2.4 million and $1.6 million, respectively.

                                      F-34

NOTE 7. LOSS ON ASSETS HELD FOR DISPOSAL

In May of 2001, management, in efforts to consolidate its manufacturing facilities, approved and committed to a plan to cease operations and to dispose of the assets at its Huron, Ohio mill in the fiscal fourth quarter. These assets are included in the Wheat Milling Defined Business Unit within the Processed
Grains and Foods segment. Initial discussions with potential buyers indicate that the carrying amount of the related assets exceed the estimated net realized value and as such the financial statements reflect a loss on assets held for disposal of $7.5 million primarily related to identifiable intangible assets and goodwill. This charge is reflected as a component of marketing, general and administrative expense.

NOTE 8. SUPPLEMENTAL CASH FLOW INFORMATION

Additional information concerning supplemental disclosures of cash flow activities for the nine month period ended May 31, 2001 include a distribution of $54.4 million of inventories to a minority interest.

NOTE 9. SEGMENT REPORTING

Effective September 1, 2000, the Company's management reorganized the way its businesses are managed and internally reported. A new segment named Country
Operations was created. This new segment includes the former Farm Marketing &
Supply business previously included in the Grain Marketing and Farm Marketing &
Supply segment, and also the Country Services, hedging and insurance services formerly included in Other. With the reorganization there are five business segments. These segments, which are based on products and services, include
Agronomy, Energy, Grain Marketing, Country Operations, and Processed Grains and
Foods. Reconciling Amounts represent the elimination of intracompany sales between segments. The prior period's segment information has been restated to reflect the change in segments. Intracompany sales from Country Operations to
Grain Marketing were $537.5 million and $486.5 million for the nine months ended
May 31, 2001 and 2000, respectively. Intracompany sales from Energy to Country
Operations were $54.2 million and $34.0 million for the nine months ended May
31, 2001 and 2000, respectively. Intracompany sales from Agronomy to Country
Operations was $48.8 million for the nine months ended May 31, 2000. Due to cost allocations and intersegment activity, management does not represent that these segments if operated independently, would report the income before income taxes and other financial information as presented.

                                      F-35

Segment information for the nine months ended May 31, 2001 and 2000 is as follows:

                                                                                PROCESSED
                                                           GRAIN     COUNTRY    GRAINS AND             RECONCILING
                                 AGRONOMY     ENERGY     MARKETING  OPERATIONS    FOODS       OTHER      AMOUNTS      TOTAL
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
For the Nine Months
Ended May 31, 2001

Net sales                                   $2,185,794  $2,665,893  $1,187,692  $  456,104              $ (591,682) $5,903,801
Patronage dividends             $      196         666         756       3,412         339  $      252                   5,621
Other revenues                                   1,731      16,708      67,964          35       8,081                  94,519
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                       196   2,188,191   2,683,357   1,259,068     456,478       8,333    (591,682)  6,003,941
Cost of goods sold                           2,008,429   2,666,654   1,182,847     425,630                (591,682)  5,691,878
Marketing, general and
    administrative                   6,281      34,465      16,732      40,093      34,304       3,324                 135,199
Interest                            (3,713)     20,117       6,449      12,192      10,541       3,697                  49,283
Equity loss (income) from
    investments                        259        (859)     (3,120)        (45)    (21,425)     11,671                 (13,519)
Minority interests                              25,301                     216                                          25,517
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
(Loss) income before income
    taxes                       $   (2,631) $  100,738  $   (3,358) $   23,765  $    7,428  $  (10,359) $       --  $  115,583
                                ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
Total identifiable assets       $  223,789  $1,194,434  $  251,774  $  721,028  $  410,229  $  226,982  $       --  $3,028,236
                                ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========

For the Nine Months
Ended May 31, 2000

Net sales                       $  601,392  $2,105,664  $2,626,375  $1,066,581  $  396,937              $ (569,304) $6,227,645
Patronage dividends                    131         279         810       3,549         100  $      150                   5,019
Other revenues                       8,214       1,382      11,550      57,022         155       5,037                  83,360
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
                                   609,737   2,107,325   2,638,735   1,127,152     397,192       5,187    (569,304)  6,316,024
Cost of goods sold                 572,279   2,058,640   2,615,479   1,063,411     371,676                (569,304)  6,112,181
Marketing, general and
    administrative                  13,688      35,312      16,178      36,723      14,269       2,687                 118,857
Interest                            (1,786)     20,481       6,797       9,306       5,841       2,369                  43,008
Equity loss (income) from
    investments                      3,922      (1,018)     (6,128)       (731)    (17,303)         20                 (21,238)
Minority interests                               4,403                      84                                           4,487
                                ----------  ----------  ----------  ----------  ----------  ----------  ----------  ----------
Income (loss) before
    income taxes                $   21,634  $  (10,493) $    6,409  $   18,359  $   22,709  $      111  $       --  $   58,729
                                ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========
Total identifiable assets       $  465,891  $1,364,749  $  332,712  $  701,801  $  377,846  $  124,587  $       --  $3,367,586
                                ==========  ==========  ==========  ==========  ==========  ==========  ==========  ==========

                                      F-36

                                50,000,000 SHARES
                    [LOGO CENEX HARVEST STATES COOPERATIVES]

                                 PREFERRED STOCK

                               ------------------

                                   PROSPECTUS

                                November 1, 2001

                               ------------------

                             SUMNER HARRINGTON LTD.

                                     PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

     The fees and expenses incurred by the registrant in connection with the offering are payable by the registrant and, other than registration, filing and listing fees, are estimated as follows:

          Securities and Exchange Commission Registration Fee...... $ 12,500
          NASD Filing Fee..........................................    5,500
          Legal Fees and Expenses..................................  150,000
          Blue Sky Fees and Expenses...............................   80,000
          Underwriter's Counsel's Fees.............................   30,000
          Accounting Fees..........................................   75,000
          Printing, Advertising and Other Miscellaneous Expenses...  310,000
          Total.................................................... $663,000

ITEM 15. INDEMNIFICATION OF OFFICERS AND DIRECTORS.

     The By-laws of the Company require the Company to indemnify each director, officer, manager, employee or agent of the Company, and any person serving at the request of the Company as a director, officer, manager, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred to the fullest extent permitted under the laws of Minnesota.

     The Company's Articles of Incorporation limit the liability of directors, in their capacity as directors, to the full extent permitted by Minnesota law.
As permitted by Minnesota law, the Company's Articles of Incorporation provide that a director shall not be personally liable to the Company or its members for monetary damages for breach of fiduciary duty as a director, except for liability for a breach of the director's duty of loyalty to the Company or its members, for acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, for a transaction from which the director derived an improper personal benefit or for an act or omission occurring prior to the date when such provisions became effective.

     The provision of the Articles of Incorporation limits only the liability of directors, not officers. These provisions do not affect the availability of equitable remedies, such as an action to enjoin or rescind a transaction involving a breach of fiduciary duty, although, as a practical matter, equitable relief may not be available. The above provisions also do not limit liability of the directors for violations of, or relieve them from the necessity of complying with, the federal securities laws.

ITEM 16. EXHIBITS.

     The following exhibits are filed with this Registration Statement:

          Exhibit
          Number    Description
          ------    -----------
          1.1       Underwriting Agreement
          4.1       Cenex Harvest States Cooperatives Certificate of
                    Designations for the 8% Preferred Stock(1)
          5.1       Opinion of Dorsey & Whitney LLP
          10.1      Lease Agreement between Peavey Company and Amber Milling
                    Company, a division of Harvest States Cooperatives,
                    effective as of August 31, 1994 (incorporated by reference to the Company's Registration Statement on Form S-1 (File
                    No. 333-17865), effective February 14, 1997)
          10.2      Lease between the Port of Kalama and North Pacific Grain
                    Growers, Inc., dated November 22, 1960 (incorporated by
                    reference to the Company's Registration Statement on Form
                    S-1 (File No. 333-17865), effective February 14, 1997)
          10.3      Limited Liability Company Agreement for the Wilsey-Holsum
                    Foods, LLC dated July 24, 1996 (incorporated by reference to the Company's Registration Statement on Form S-1 (File No.
                    333-17865), effective February 14, 1997)

                                      II-1

          10.4      Long Term Supply Agreement between Wilsey-Holsum Foods, LLC and Harvest States Cooperatives dated August 30, 1996
                    (incorporated by reference to the Company's Registration
                    Statement on Form S-1 (File No. 333-17865), effective
                    February 14, 1997)
          10.5      Tacoma Export Marketing Company Amended and Restated
                    Partnership Agreement Between Cargill, Incorporated and
                    Cenex Harvest States Cooperatives dated as of July 12, 1999
                    (incorporated by reference to the Company's Form 10-K for
                    the year ended August 31, 1999, filed November 22, 1999)
          10.6      Cenex Harvest States Supplemental Savings Plan (incorporated by reference to the Company's Form 10-K, as amended, for the year ended August 31, 2000, filed November 22, 2000)
          10.7      Cenex Harvest States Supplemental Executive Retirement Plan
                    (incorporated by reference to the Company's Form 10-K, as
                    amended, for the year ended August 31, 2000, filed November
                    22, 2000)
          10.8      Cenex Harvest States Senior Management Compensation Plan
                    (incorporated by reference to the Company's Form 10-K, as
                    amended, for the year ended August 31, 2000, filed November
                    22, 2000)
          10.9      Cenex Harvest States Executive Long-Term Variable
                    Compensation Plan (incorporated by reference to the
                    Company's Form 10-K, as amended, for the year ended August
                    31, 2000, filed November 22, 2000)
          10.10     Cenex Harvest States Share Option Plan (incorporated by
                    reference to the Company's Form 10-K, as amended, for the
                    year ended August 31, 2000, filed November 22, 2000)
          10.10A    Amendment to Cenex Harvest States Share Option Plan, dated
                    June 28, 2001(1)
          10.11     Lease Agreement between the Port of Houston Authority of
                    Harris County, Texas and Harvest States Cooperatives, dated
                    October 3, 1995 (incorporated by reference to the Company's
                    Registration Statement on Form S-1 (File No. 333-17865),
                    effective February 14, 1997)
          10.12     Lease Agreement between Lackawanna County Railroad Authority and Amber Milling Company, a division of Harvest States
                    Cooperatives dated June 1, 1997 (incorporated by reference to the Company's Form 10-K for the year ended May 31, 1997, filed August 26, 1997)
          10.13     Limited Liability Company Agreement of Country Energy, LLC
                    dated June 29, 1998 between Cenex Harvest States
                    Cooperatives and Farmland Industries, Inc. (incorporated by reference to the Company's Form 10-Q Transition Report for the period June 1, 1998 to August 31, 1998, filed October
                    14, 1998)
          10.14     Addendum to Limited Liability Company Agreement of Country
                    Energy, LLC dated July 23, 1998 by Cenex Harvest States
                    Cooperatives and Farmland Industries, Inc. (incorporated by reference to the Company's Form 10-Q Transition Report for the period June 1, 1998 to August 31, 1998, filed October
                    14, 1998)
          10.15     $225,000,000 Note Agreement (Private Placement Agreement)
                    dated as of June 19, 1998 among Cenex Harvest States
                    Cooperatives and each of the Purchasers of the Notes
                    (incorporated by reference to the Company's Form 10-Q
                    Transition Report for the period June 1, 1998 to August 31,
                    1998, filed October 14, 1998)
          10.16     $400 Million 364-day and $200 Million 5-Year Revolving Loan
                    Credit Agreement dated as of June 1, 1998 among Cenex
                    Harvest States Cooperatives, CoBank, ACB, St. Paul Bank for
                    Cooperatives, et al., including Exhibit 2.4 (form of 364-Day
                    Facility Note) and Exhibit 3.4 (form of 5- Year Note)
                    (incorporated by reference to the Company's Form 10-Q
                    Transition Report for the period June 1, 1998 to August 31,
                    1998, filed October 14, 1998)
          10.16A    First Amendment to Credit Agreement (Revolving Loan),
                    effective as of May 31, 1999 among Cenex Harvest States
                    Cooperatives, CoBank, ACB, NationsBank, N.A. and St. Paul
                    Bank for Cooperatives (incorporated by reference to the
                    Company's Form 10-Q for the quarterly period ended May 31,
                    1999, filed July 13, 1999)
          10.16B    Second Amendment to Credit Agreement (Revolving Loan) dated
                    May 23, 2000 by and among Cenex Harvest States Cooperatives,
                    CoBank, ACB, Bank of America, Sun Trust Bank and the
                    Syndication Parties (incorporated by reference in the
                    Company's Form 10-Q for the quarterly period ended May 31,
                    2000, filed July 10, 2000)

                                      II-2

          10.16C    Third Amendment to Credit Agreement (Revolving Loan) dated
                    May 23, 2001 by and among Cenex Harvest States Cooperatives,
                    CoBank, ACB, Cooperative Centrale Raiffeisen-Boerenleenbank,
                    Sun Trust Bank, BNP Paribas and the Syndication Parties
                    (incorporated by reference to the Company's Form 10-Q for
                    the quarterly period ended May 31, 2001, filed July 3, 2001)
          10.17     $200 Million Term Loan Credit Agreement dated as of June 1,
                    1998 among Cenex Harvest States Cooperatives, CoBank, ACB, and St. Paul Bank for Cooperatives, including Exhibit 2.4
                    (form of $200 Million Promissory Note) (incorporated by
                    reference to the Company's Form 10-Q Transition Report for the period June 1, 1998 to August 31, 1998, filed October
                    14, 1998)
          10.17A    First Amendment to Credit Agreement (Term Loan), effective as of May 31, 1999 among Cenex Harvest States Cooperatives,
                    CoBank, ACB, and St. Paul Bank for Cooperatives.
                    (incorporated by reference to the Company's Form 10-Q for
                    the quarterly period ended May 31, 1999, filed July 13,
                    1999)
          10.17B    Second Amendment to Credit Agreement (Term Loan) dated May
                    23, 2000 by and among Cenex Harvest States Cooperatives,
                    CoBank, ACB, St. Paul Bank for Cooperatives and the
                    Syndication Parties (incorporated by reference to the
                    Company's Form 10-Q for the quarterly period ended May 31,
                    2000, filed July 10, 2000)
          10.17C    Third Amendment to Credit Agreement (Term Loan) dated May
                    23, 2001 by and among Cenex Harvest States Cooperatives,
                    CoBank, ACB and the Syndication Parties (incorporated by
                    reference in the Company's Form 10-Q for the quarterly
                    period ended May 31, 2001, filed July 3, 2001)
          10.18     Limited Liability Agreement of United Harvest, LLC dated
                    November 9, 1998 between United Grain Corporation and Cenex
                    Harvest States Cooperatives (incorporated by reference to
                    the Company's Form 10-Q for the quarterly period ended
                    November 30, 1998, filed January 13, 1999)
          10.19     Employment Agreement between Michael Bergeland and Cenex
                    Harvest States Cooperatives dated May 1, 1999 (incorporated by reference to the Company's Form 10-K for the year ended
                    August 31, 1999, filed November 22, 1999)
          10.20     $50 Million 364-Day Revolving Loan Credit Agreement dated as of December 21, 1999 among National Cooperative Refinery
                    Association, CoBank, ACB, Mercantile Bank and Bank of
                    America, N.A. (incorporated by reference to the Company's
                    Form 10-Q for the quarterly period ended November 30, 1999, filed January 12, 2000)
          10.21     Joint Venture Agreement for Agriliance LLC, dated as of
                    January 1, 2000 among Farmland Industries, Inc., Cenex
                    Harvest States Cooperatives, United Country Brands, LLC and
                    Land O' Lakes, Inc. (incorporated by reference to the
                    Company's Form 10-Q for the quarterly period ended February
                    29, 2000 filed April 11, 2000)
          10.22     Employment Agreement dated as of January 14, 2000 between
                    Noel K. Estenson and Cenex Harvest States Cooperatives
                    (incorporated by reference to the Company's Form 10-Q for
                    the quarterly period ended February 29, 2000 filed April 11,
                    2000)
          10.23     Employment Agreement dated September 1, 2000 by and between
                    John D. Johnson and Cenex Harvest States Cooperatives
                    (incorporated by reference to the Company's Form 10-K, as
                    amended, for the year ended August 31, 2000, filed November
                    22, 2000)
          10.24     Note Purchase and Private Shelf Agreement dated as of
                    January 10, 2001 between Cenex Harvest States Cooperatives and The Prudential Insurance Company of America
                    (incorporated by reference to the Company's Form 10-Q for
                    the quarterly period ended February 28, 2001, filed April
                    10, 2001)
          12.1      Statement of Computation of Ratios
          23.1      Consent of PricewaterhouseCoopers LLP
          23.2      Consent of Deloitte & Touche LLP
          23.3      Consent of Deloitte & Touche LLP
          23.4      Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
          23.5      Consent of Briggs and Morgan, Professional Association
          24.1      Power of Attorney(1)
          24.2      Power of Attorney(1)

          *         Pursuant to Rule 406 of the Securities Act of 1933, as
                    amended, confidential portions of Exhibits 10. 1 and 10.4
                    have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for
                    confidential treatment.
         (1)        Previously filed.

                                      II-3

ITEM 17. UNDERTAKINGS.

     The undersigned registrant hereby undertakes:

     (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

               (i) To include any prospectus required by section 10(a)(3) of the
          Securities Act of 1933, as amended (the "Act");

               (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

     (2) That, for the purpose of determining any liability under the Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

     (4) For purposes of determining any liability under the Securities Act, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d)
of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the
Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

     (5) Insofar as indemnification for liabilities arising under the Securities
Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions described in Item 15 above, or otherwise, the registrant has been advised that in the opinion of the Securities and
Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against liabilities (other than the payment of the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities
Act and will be governed by the final adjudication of such issue.

                                      II-4

                                   SIGNATURES

     Pursuant to the requirements of the Securities Act of 1933, as amended, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Amendment
No. 1 to registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Inver Grove Heights, State of
Minnesota on this 26th day of October, 2001.

                                          CENEX HARVEST STATES COOPERATIVES

                                          By: /s/ John Schmitz
                                              ----------------------------------
                                              John Schmitz
                                              Executive Vice President and
                                              Chief Financial Officer

     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 1 to registration statement has been signed by the following persons in the capacities and on the dates indicated.

     Signature                 Title                                   Date
     ---------                 -----                                   ----

     John D. Johnson*          President and Chief
                               Executive Officer
                               (principal executive officer)

     John Schmitz              Executive Vice President and
                               Chief Financial Officer
                               (principal financial officer)

     Jodell M. Heller*         Vice President and Controller
                               (principal accounting officer)

     Steve Burnet*             Chairman of the Board of Directors
     Bruce Anderson*           Director
     Robert Bass*              Director
     Curt Eischens*            Director
     Robert Elliott*           Director
     Robert Grabarski*         Director
     Jerry Hasnedl*            Director
     Glen Keppy*               Director
     James Kile*               Director
     Gerald Kuster*            Director
     Leonard Larsen*           Director
     Richard Owen*             Director
     Duane Stenzel*            Director
     Michael Toelle*           Director
     Richard Traphagen*        Director
     Merlin Van Walleghen*     Director
     Elroy Webster*            Director

*By: /s/ John Schmitz                                         October 26, 2001
     -------------------------------
     John Schmitz
     for himself and as Attorney-in-fact

                                      II-5

                                  EXHIBIT INDEX

Exhibit
Number    Description
------    -----------
1.1       Underwriting Agreement
4.1       Cenex Harvest States Cooperatives Certificate of Designations for the
          8% Preferred Stock(1)
5.1       Opinion of Dorsey & Whitney LLP
10.1      Lease Agreement between Peavey Company and Amber Milling Company, a division of Harvest States Cooperatives, effective as of August 31,
          1994 (incorporated by reference to the Company's Registration
          Statement on Form S-1 (File No. 333-17865), effective February 14,
          1997)
10.2      Lease between the Port of Kalama and North Pacific Grain Growers,
          Inc., dated November 22, 1960 (incorporated by reference to the
          Company's Registration Statement on Form S-1 (File No. 333-17865),
          effective February 14, 1997)
10.3      Limited Liability Company Agreement for the Wilsey-Holsum Foods, LLC
          dated July 24, 1996 (incorporated by reference to the Company's
          Registration Statement on Form S-1 (File No. 333-17865), effective
          February 14, 1997)
10.4      Long Term Supply Agreement between Wilsey-Holsum Foods, LLC and
          Harvest States Cooperatives dated August 30, 1996 (incorporated by reference to the Company's Registration Statement on Form S-1 (File
          No. 333-17865), effective February 14, 1997)
10.5      Tacoma Export Marketing Company Amended and Restated Partnership
          Agreement Between Cargill, Incorporated and Cenex Harvest States
          Cooperatives dated as of July 12, 1999 (incorporated by reference to the Company's Form 10-K for the year ended August 31, 1999, filed
          November 22, 1999)
10.6      Cenex Harvest States Supplemental Savings Plan (incorporated by reference to the Company's Form 10-K, as amended, for the year ended
          August 31, 2000, filed November 22, 2000)
10.7      Cenex Harvest States Supplemental Executive Retirement Plan
          (incorporated by reference to the Company's Form 10-K, as amended, for the year ended August 31, 2000, filed November 22, 2000)
10.8      Cenex Harvest States Senior Management Compensation Plan (incorporated by reference to the Company's Form 10-K, as amended, for the year ended August 31, 2000, filed November 22, 2000)
10.9      Cenex Harvest States Executive Long-Term Variable Compensation Plan
          (incorporated by reference to the Company's Form 10-K, as amended, for the year ended August 31, 2000, filed November 22, 2000)
10.10     Cenex Harvest States Share Option Plan (incorporated by reference to the Company's Form 10-K, as amended, for the year ended August 31,
          2000, filed November 22, 2000)
10.10A    Amendment to Cenex Harvest States Share Option Plan, dated June 28,
          2001
10.11     Lease Agreement between the Port of Houston Authority of Harris
          County, Texas and Harvest States Cooperatives, dated October 3, 1995
          (incorporated by reference to the Company's Registration Statement on
          Form S-1 (File No. 333-17865), effective February 14, 1997)
10.12     Lease Agreement between Lackawanna County Railroad Authority and Amber
          Milling Company, a division of Harvest States Cooperatives dated June
          1, 1997 (incorporated by reference to the Company's Form 10-K for the year ended May 31, 1997, filed August 26, 1997)
10.13     Limited Liability Company Agreement of Country Energy, LLC dated June
          29, 1998 between Cenex Harvest States Cooperatives and Farmland
          Industries, Inc. (incorporated by reference to the Company's Form 10-Q
          Transition Report for the period June 1, 1998 to August 31, 1998, filed October 14, 1998)
10.14     Addendum to Limited Liability Company Agreement of Country Energy, LLC
          dated July 23, 1998 by Cenex Harvest States Cooperatives and Farmland
          Industries, Inc. (incorporated by reference to the Company's Form 10-Q
          Transition Report for the period June 1, 1998 to August 31, 1998, filed October 14, 1998)

                                      II-6

10.15     $225,000,000 Note Agreement (Private Placement Agreement) dated as of
          June 19, 1998 among Cenex Harvest States Cooperatives and each of the
          Purchasers of the Notes (incorporated by reference to the Company's
          Form 10-Q Transition Report for the period June 1, 1998 to August 31,
          1998, filed October 14, 1998)
10.16     $400 Million 364-day and $200 Million 5-Year Revolving Loan Credit
          Agreement dated as of June 1, 1998 among Cenex Harvest States
          Cooperatives, CoBank, ACB, St. Paul Bank for Cooperatives, et al.,
          including Exhibit 2.4 (form of 364-Day Facility Note) and Exhibit 3.4
          (form of 5- Year Note) (incorporated by reference to the Company's
          Form 10-Q Transition Report for the period June 1, 1998 to August 31,
          1998, filed October 14, 1998)
10.16A    First Amendment to Credit Agreement (Revolving Loan), effective as of
          May 31, 1999 among Cenex Harvest States Cooperatives, CoBank, ACB,
          NationsBank, N.A. and St. Paul Bank for Cooperatives (incorporated by reference to the Company's Form 10-Q for the quarterly period ended
          May 31, 1999, filed July 13, 1999)
10.16B    Second Amendment to Credit Agreement (Revolving Loan) dated May 23,
          2000 by and among Cenex Harvest States Cooperatives, CoBank, ACB, Bank of America, Sun Trust Bank and the Syndication Parties (incorporated by reference in the Company's Form 10-Q for the quarterly period ended
          May 31, 2000, filed July 10, 2000)
10.16C    Third Amendment to Credit Agreement (Revolving Loan) dated May 23,
          2001 by and among Cenex Harvest States Cooperatives, CoBank, ACB,
          Cooperative Centrale Raiffeisen-Boerenleenbank, Sun Trust Bank, BNP
          Paribas and the Syndication Parties (incorporated by reference to the
          Company's Form 10-Q for the quarterly period ended May 31, 2001, filed
          July 3, 2001)
10.17     $200 Million Term Loan Credit Agreement dated as of June 1, 1998 among
          Cenex Harvest States Cooperatives, CoBank, ACB, and St. Paul Bank for
          Cooperatives, including Exhibit 2.4 (form of $200 Million Promissory
          Note) (incorporated by reference to the Company's Form 10-Q Transition
          Report for the period June 1, 1998 to August 31, 1998, filed October
          14, 1998)
10.17A    First Amendment to Credit Agreement (Term Loan), effective as of May
          31, 1999 among Cenex Harvest States Cooperatives, CoBank, ACB, and St.
          Paul Bank for Cooperatives. (incorporated by reference to the
          Company's Form 10-Q for the quarterly period ended May 31, 1999, filed
          July 13, 1999)
10.17B    Second Amendment to Credit Agreement (Term Loan) dated May 23, 2000 by and among Cenex Harvest States Cooperatives, CoBank, ACB, St. Paul
          Bank for Cooperatives and the Syndication Parties (incorporated by reference to the Company's Form 10-Q for the quarterly period ended
          May 31, 2000, filed July 10, 2000)
10.17C    Third Amendment to Credit Agreement (Term Loan) dated May 23, 2001 by and among Cenex Harvest States Cooperatives, CoBank, ACB and the
          Syndication Parties (incorporated by reference in the Company's Form
          10-Q for the quarterly period ended May 31, 2001, filed July 3, 2001)
10.18     Limited Liability Agreement of United Harvest, LLC dated November 9,
          1998 between United Grain Corporation and Cenex Harvest States
          Cooperatives (incorporated by reference to the Company's Form 10-Q for the quarterly period ended November 30, 1998, filed January 13, 1999)
10.19     Employment Agreement between Michael Bergeland and Cenex Harvest
          States Cooperatives dated May 1, 1999 (incorporated by reference to the Company's Form 10-K for the year ended August 31, 1999, filed
          November 22, 1999)
10.20     $50 Million 364-Day Revolving Loan Credit Agreement dated as of
          December 21, 1999 among National Cooperative Refinery Association,
          CoBank, ACB, Mercantile Bank and Bank of America, N.A. (incorporated by reference to the Company's Form 10-Q for the quarterly period ended
          November 30, 1999, filed January 12, 2000)
10.21     Joint Venture Agreement for Agriliance LLC, dated as of January 1,
          2000 among Farmland Industries, Inc., Cenex Harvest States
          Cooperatives, United Country Brands, LLC and Land O' Lakes, Inc.
          (incorporated by reference to the Company's Form 10-Q for the quarterly period ended February 29, 2000 filed April 11, 2000)
10.22     Employment Agreement dated as of January 14, 2000 between Noel K.
          Estenson and Cenex Harvest States Cooperatives (incorporated by reference to the Company's Form 10-Q for the quarterly period ended
          February 29, 2000 filed April 11, 2000)

                                      II-7

10.23     Employment Agreement dated September 1, 2000 by and between John D.
          Johnson and Cenex Harvest States Cooperatives (incorporated by reference to the Company's Form 10-K, as amended, for the year ended
          August 31, 2000, filed November 22, 2000)
10.24     Note Purchase and Private Shelf Agreement dated as of January 10,
          2001 between Cenex Harvest States Cooperatives and The Prudential
          Insurance Company of America (incorporated by reference to the
          Company's Form 10-Q for the quarterly period ended February 28, 2001, filed April 10, 2001)
12.1      Statement of Computation of Ratios
23.1      Consent of PricewaterhouseCoopers LLP
23.2      Consent of Deloitte & Touche LLP
23.3      Consent of Deloitte & Touche LLP
23.4      Consent of Dorsey & Whitney LLP (included in Exhibit 5.1)
23.5      Consent of Briggs and Morgan, Professional Association
24.1      Power of Attorney(1)
24.2      Power of Attorney(1)

*         Pursuant to Rule 406 of the Securities Act of 1933, as
          amended, confidential portions of Exhibits 10. 1 and 10.4
          have been deleted and filed separately with the Securities and Exchange Commission pursuant to a request for
          confidential treatment.
(1)       Previously filed.

                                      II-8